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STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone (215) 564-8000
Fax (215) 564-8120
www.stradley.com

Bruce G. Leto
(215) 564-8115
bleto@stradley.com


RECD S.E.C.
FEB 3 2003
1086

February 3, 2003

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE: Templeton China World Fund, Inc. (1940 Act No. 811-7876)
Templeton Dragon Fund, Inc. (1940 Act No. 811-8874)
Filing Pursuant to Section 33(b) of the Investment Company Act of 1940, as amended, (the "1940 Act")

Ladies and Gentleman:

Enclosed herewith is a Complaint filed pursuant to Section 33(b) of the 1940 Act on behalf of the above-referenced registrants. The Complaint relates to an action by the above-referenced registrants and Templeton Asset Management Ltd. against the President and Fellows of Harvard College, Harvard Management Company, Inc. and Steve Alperin, and was filed in the U.S. District Court for the District of Maryland (Northern Division) on January 29, 2003.

If you have any questions, please contact me at the number above, or Michael D. Mabry at (215) 564-8011.

Sincerely,

Bruce G. Leto

PROCESSED
FEB 0 4 2003
THOMSON
FINANCIAL

Enc.
cc: Mary Cole
Division of Investment Management
Murray L. Simpson, Esq. (w/o enc.)
Barbara J. Green, Esq. (w/o enc.)

2


03005143

JS 44MD (Rev. 3/99)

CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS

Templeton China World Fund, Inc.
Templeton Dragon Fund, Inc. and
Templeton Asset Management Ltd.

(b) County of Residence of First Listed Plaintiff ~~Broward County,~~ FL
(EXCEPT IN U.S. PLAINTIFF CASES)

DEFENDANTS

President and Fellows of Harvard College,
Harvard Management Co., Inc. and
Steven Alperin

County of Residence of First Listed Defendant Cambridge, MA
(IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

(c) Attorney's (Firm Name, Address, and Telephone Number)

Rosenberg Proutt Funk & Greenberg, LLP
25 South Charles Street, Suite 2115
Baltimore, Maryland 21201
(410) 727-6600

Attorneys (If Known)

JAN 2 [illegible]
CLERK U.S. DISTRICT COURT
DISTRICT OF MARYLAND
BY DEPUTY

JFM 03 CV 275

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☒ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☒ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

JFM 03 CV 275

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury—Med. Malpractice
- ☐ 365 Personal Injury — Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/Accommodations
- ☐ 444 Welfare
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence
- Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt. Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce/ICC Rates/etc.
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 810 Selective Service
- ☒ 850 Securities/Commodities/Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900 Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes
- ☐ 890 Other Statutory Actions

V. ORIGIN (PLACE AN "X" IN ONE BOX ONLY)

- ☒ 1 Original Proceeding
- ☐ 2 Removed from State Court
- ☐ 3 Remanded from Appellate Court
- ☐ 4 Reinstated or Reopened
- ☐ 5 Transferred from another district (specify)
- ☐ 6 Multidistrict Litigation
- ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION

(Cite the U.S. Civil Statute under which you are filing and write brief statement of cause. Do not cite jurisdictional statutes unless diversity.)

This case arises out of Defendants' repeated violations of the Security Exchange Act of 1934, specifically but not limited to Sections 13(d) and 14(a).

VII. REQUESTED IN COMPLAINT:

☐ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DEMAND $

CHECK YES only if demanded in complaint:
JURY DEMAND: ☐ Yes ☐ No

VIII. RELATED CASE(S) (See instructions): IF ANY

JUDGE ______ DOCKET NUMBER ______

DATE 1/24/03

SIGNATURE OF ATTORNEY OF RECORD [signature]

FOR OFFICE USE ONLY

RECEIPT # ______ AMOUNT ______ APPLYING IFP ______ JUDGE ______ MAG. JUDGE ______

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
(Northern Division)

TEMPLETON CHINA WORLD FUND, INC.,
500 East Broward Blvd., Suite 2100, Ft. Lauderdale, FL 33394,
TEMPLETON DRAGON FUND, INC.,
500 East Broward Blvd., Suite 2100, Ft. Lauderdale, FL 33394, and
TEMPLETON ASSET MANAGEMENT LTD.,
7 Temasek Blvd., No. 38-03 Suntec Tower One, Singapore,

Plaintiffs,

v.

PRESIDENT AND FELLOWS OF HARVARD COLLEGE,
1350 Massachusetts Avenue, Cambridge, MA 02138,
HARVARD MANAGEMENT COMPANY, INC.,
600 Atlantic Avenue, Boston, MA 02210, and
STEVEN ALPERIN,
c/o Harvard Management Company, Inc.,
600 Atlantic Avenue, Boston, MA 02210,

Defendants.

CIVIL ACTION NO.:

JFM 03 CV 275

VERIFIED COMPLAINT

Plaintiffs Templeton China World Fund, Inc. (the "China Fund"), Templeton Dragon Fund, Inc. (the "Dragon Fund"), and Templeton Asset Management Ltd. ("Templeton"), by and through their undersigned attorneys, allege, upon knowledge as to themselves and their own acts and otherwise upon information and belief, and based in part upon an investigation conducted by their attorneys, which investigation included a review of relevant news reports, correspondence, and documents filed with the United States Securities and Exchange Commission (the "SEC"), as follows:

NATURE OF THIS ACTION

1. This case is about the repeated violation of the federal securities laws by defendant President and Fellows of Harvard College ("Harvard College"). That Massachusetts educational corporation has engaged in a multi-year course of conduct designed to wrest profits from investments in plaintiffs the China Fund and the Dragon Fund (each, as the context requires, a "Fund" and collectively, the "Funds") without regard to the effect of its unlawful actions on other stockholders of the Funds. Given that (i) the common stock of the Funds traded at a market price reflecting a significant discount to the net asset value of the Funds' own investments (hereinafter, a "Discount") when Harvard College acquired the stock and (ii) Harvard College ultimately acquired such large ownership positions that it had no likely ability to sell off such stocks without driving down the market price, Harvard College must always have had a secret plan to force the Funds to take extraordinary actions to narrow the Discount and allow Harvard College to take its profits.

2. The unlawful nature of Harvard College's strategy has had several aspects. Specifically, with respect to its investments in each of the Funds, (i) Harvard College failed to file Schedules 13D disclosing its plans and proposals for the Funds for approximately two years after it was obligated to do so; (ii) when Harvard College very belatedly did file Schedules 13D with respect to its investments in the Funds, they were not truthful and complete; and (iii) Harvard College has filed, and is soliciting proxies in connection with the upcoming annual meeting of stockholders of the China Fund based on, a knowingly and materially false and misleading proxy statement, all in violation of Sections 13(d) and 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules promulgated thereunder by the SEC.

3. Moreover, once Harvard College was obligated to file a Schedule 13D and also beneficially owned more than 10% of the outstanding common stock of a Fund, Harvard College was a "statutory insider" pursuant to Section 16 of the Exchange Act. As a statutory insider, Harvard College was prohibited by Section 16(b) from profiting from purchases and sales, or sales and purchases, of shares of the Fund made within six months of each other. Although Harvard College failed to disclose its purchases and sales as required by Section 16(a), and such disclosure would permit a more exact calculation, it appears that Harvard College made hundreds of thousands of dollars from such "short swing" trades. Under Section 16, Harvard must disgorge such illegal profits to the Funds.

4. The explanation for Harvard College's pattern of unlawful conduct may well be the way bonuses paid to, among others, defendant Steven Alperin ("Alperin"), the decision-maker with respect to Harvard College's investments in the Funds and a Vice-President of Harvard College's investment manager, defendant Harvard Management Company, Inc. ("Harvard Management"), are calculated. According to media reports, Mr. Alperin and certain of his colleagues receive multi-million dollar annual bonus payments based on two- or three-year investment returns. Indeed, based on such a short-term focus, Alperin reportedly received a bonus payment in 2002 of more than $10 million.

5. In this action for injunctive and declaratory relief and disgorgement, it is particularly notable that Harvard College's course of conduct here is reflective of a deliberate strategy that Harvard College has followed with respect to multiple closed-end investment companies, which course of conduct Harvard College apparently will continue to follow until a Court declares such conduct will not be tolerated and enjoins Harvard College from continuing such conduct. Specifically, Harvard College has established a practice of accumulating positions

in "closed-end" investment companies, such as the Funds, when their common stock trades at a market price reflecting a significant Discount. Once Harvard College acquires a significant stock position in such a fund, Harvard College seeks to use its leverage as a large stockholder to secretly pressure the fund's management and board of directors to implement Harvard College's plans or proposals, which are designed to produce a short-term (but potentially short-lived) increase in the fund's stock price so Harvard College can make a profit on its investment, without disclosing its plans or proposals as required by the federal securities laws when, as here, Harvard College beneficially owns more than 5% of the fund's common stock.

6. If Harvard College is unsuccessful in its non-public pressure campaign, which essentially is Harvard College's "Plan A," it escalates the pressure on the management and directors of the fund by making public its criticism of the fund's management and board of directors but, again notwithstanding its disclosure obligations to other stockholders and the market generally under the federal securities laws, still not disclosing all of its plans and proposals. This essentially is Harvard College's "Plan B." If Harvard College's public pressure tactics still meet resistance from the fund's management and directors, whose fiduciary duties run to all stockholders, not just Harvard College, Harvard College turns to "Plan C" -- it threatens to commence a proxy contest in favor of a shareholder proposal to terminate the investment management contract of the fund's investment manager -- even if, as here, the manager's performance has been strong.

7. Each of Plans A, B, and C are intended to coerce the management and directors of the target funds to take actions which allow Harvard College to reap significant profits -- and maximize the multi-million dollar bonus payments to defendant Alperin and his

colleagues -- but at a possible cost to the interests of other stockholders by requiring the liquidation of assets of the Funds, potentially at a significant loss.

8. Because Templeton and the directors of the China Fund and the Dragon Fund (respectively, the "Directors") have resisted Harvard College's pressure tactics and instead have acted in accordance with their fiduciary duties to the Funds' respective shareholder bodies as a whole, Harvard College has gone through Plan A (private pressure) and Plan B (public criticism) and now is pursuing Plan C (coercion), with respect to each of the Funds, along the way violating the disclosure obligations imposed on Harvard College by Section 13(d) of the Exchange Act. Plan A is evidenced initially by the fact that Harvard College continued to report its more than 5% ownership of each of the Funds' common stock on Schedules 13G when it was not entitled to do so because such schedule only is available to "passive" investors: Once Harvard College developed plans or proposals with respect to the Funds, it was required to disclose them on Schedules 13D and it was precluded from acquiring additional shares of common stock in the Funds until 10 days after it had filed such Schedules 13D. Almost two years late, Harvard finally moved to Plan B and filed Schedules 13D with respect to the Funds and various amendments thereto. Yet even the disclosures Harvard College made in its belatedly-filed Schedules 13D were false and misleading in that it never fully and accurately disclosed its plans and proposals relating to the Funds. Moreover, Harvard College subsequently moved to Plan C: it threatened and then commenced a proxy contest with respect to the China Fund and has threatened a proxy contest with respect to the Dragon Fund. In connection with the former, Harvard College publicly filed with the SEC a preliminary proxy statement which was materially false and misleading and subsequently publicly filed with the SEC a definitive proxy statement and then began soliciting China Fund stockholders based on such proxy statement

which was materially false and misleading -- all in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated by the SEC thereunder.

9. If Harvard College is permitted to proceed with its Plan C utilizing its shares of China Fund and Dragon Fund common stock acquired in violation of Section 13(d) and without making the true and complete disclosures and the correction of its prior false and misleading statements required by Sections 13(d) and 14(a) of the Exchange Act, it can and will cause substantial and irreparable harm to the Funds, Templeton, and the Funds' other stockholders. Thus, defendants should be enjoined from soliciting any proxies relating to the China Fund's forthcoming 2003 annual meeting and from acquiring any additional China Fund or Dragon Fund common stock until the requisite corrective disclosures are made. Moreover, given that Harvard College acquired (and still holds) millions of shares of common stock in each of the China Fund and the Dragon Fund in blatant violation of the prohibition on such acquisitions contained in Rule 13d-1(e)(2) promulgated by the SEC pursuant to Section 13(d), Harvard College should be enjoined from voting such illegally acquired stock and should be required to sell such stock and disgorge any profits made on such sales and, under Section 16, should be required to disgorge all illegal short-swing profits.

THE PARTIES

10. Plaintiff China Fund is a closed-end management investment company incorporated under Maryland law with offices located at 500 East Broward Boulevard, Suite 2100, Fort Lauderdale, Florida 33394. The China Fund is designed and was marketed for investors seeking long-term capital appreciation. Under normal market conditions, the China Fund invests at least 80% of its net assets in equity securities of "China companies," as defined in the China Fund's prospectus. As of December 31, 2002, the China Fund had net assets of

approximately $176.6 million. The common stock of the China Fund is publicly traded on the New York Stock Exchange.

11. Plaintiff Dragon Fund is a closed-end management investment company incorporated under Maryland law with offices located at 500 East Broward Boulevard, Suite 2100, Fort Lauderdale, Florida 33394. The Dragon Fund is designed and was marketed for investors seeking long-term capital appreciation. Under normal market conditions, the Dragon Fund invests at least 45% of its total assets in equity securities of "China companies," as defined in the Dragon Fund's prospectus. In addition, under normal market conditions, the Dragon Fund invests at least 65% of its total assets in "China companies," "Japan companies," and "Asia-Pacific companies" combined. As of December 31, 2002, the Dragon Fund had net assets of approximately $431.7 million. The common stock of the Dragon Fund is publicly traded on the New York Stock Exchange.

12. Unlike open-end investment companies, closed-end investment companies such as the Funds issue shares which trade on an exchange and, therefore, such shares can sell at a premium or a discount to the net asset value of the investment company (i.e., the value of the securities and/or other assets owned by the company), depending on the supply-demand balance and other market factors. An open-end investment company, in contrast, sells shares directly to investors and repurchases shares from investors on demand. As a consequence, among other things, open-end funds must maintain a higher degree of liquidity in their investments, while closed-end funds can, and generally do, invest in less liquid assets.

13. Plaintiff Templeton is an investment adviser registered with the SEC under the Investment Advisers Act of 1940 and is an indirect, wholly owned subsidiary of Franklin Resources, Inc., a global investment organization operating as Franklin Templeton

Investments. Templeton is organized under the laws of Singapore, with its principal office located at 7 Temasek Boulevard, No. 38-03 Suntec Tower One, Singapore. Templeton is the investment manager for both the China Fund and the Dragon Fund.

14. Templeton has been very successful in its investment management of the Funds. For example, according to Lipper Inc., the China Fund was the top ranked Pacific Region (excluding Japan) fund of the twenty funds in its Lipper category based on market price for the 3-year period ended December 31, 2002, and ranked second out of twenty funds based on market price for the 1-year period ended December 31, 2002. The China Fund also ranked second out of twenty funds on a net asset value basis for the 3-year period ended December 31, 2002, and ranked fourth out of twenty funds on a net asset value basis for the 1-year period ended December 31, 2002. As of December 31, 2002, the China Fund had a 5-star Morningstar rating for 3-year performance, and a 4-star Morningstar rating for 5-year and overall performance.

15. Similarly, according to Lipper Inc., the Dragon Fund was the top ranked Pacific Region fund of the six funds in its Lipper category based on market price for the 1-year and 3-year periods ended December 31, 2002, and ranked second out of six funds based on market price for the 5-year period ended December 31, 2002. The Dragon Fund also ranked first out of six funds on a net asset value basis for the 1-year and 3-year periods ended December 31, 2002, and ranked third out of six funds on a net asset value basis for the 5-year period ended December 31, 2002. As of December 31, 2002, the Dragon Fund had a 4-star Morningstar rating for 3-year, 5-year, and overall performance.

16. Defendant Harvard College is an educational corporation organized under the laws of Massachusetts with its principal location at 1350 Massachusetts Avenue, Cambridge, Massachusetts. Harvard College is the beneficial owner of 4,934,600 shares of the common

stock of the China Fund, constituting approximately 30.3 percent of the outstanding shares, and the beneficial owner of 6,216,250 shares of the common stock of the Dragon Fund, constituting approximately 14.0 percent of the outstanding shares. Harvard College lists its address in its SEC filings as "c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210."

17. Defendant Harvard Management is a subsidiary of Harvard College and is a non-profit corporation organized under the laws of Massachusetts with its principal executive offices located at 600 Atlantic Avenue, Boston, Massachusetts. Harvard Management acts as investment advisor to Harvard College and to certain other persons affiliated with Harvard University. Employees and representatives of Harvard Management (primarily Mr. Alperin) have represented Harvard College in all written and oral communications with the Funds, and have been the sole spokespersons for Harvard College with respect to Harvard College's investments in the Funds in all media reports. Harvard College has admitted that Harvard Management is or may be deemed to be a participant in Harvard College's solicitation of proxies with respect to the forthcoming 2003 annual meeting of China Funds stockholders. (Hereinafter, Harvard College and Harvard Management are referred to collectively as "Harvard.")

18. Defendant Alperin is Vice President, Emerging Markets, Harvard Management, the address of which is his business address. Mr. Alperin signed the correspondence written on behalf of Harvard College to the Funds and their representatives as an officer of Harvard Management, is the signatory of the cover letter to China World's stockholders accompanying Harvard's proxy statement, and is one of three individuals Harvard requests China Fund stockholders appoint as their proxy.

JURISDICTION AND VENUE

19. The claims asserted herein arise under Sections 13(d), 14(a) and 16(b) of the Exchange Act, as amended, 15 U.S.C. §§ 78m(d), 78n(a) and 78p(b), and the rules and regulations promulgated thereunder by the SEC, including Rules 13d-1 and 14a-9.

20. This Court has subject matter jurisdiction over plaintiffs' claims pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and pursuant to 28 U.S.C. § 1331 (federal question jurisdiction).

21. Venue is proper in this District pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, in that an act or transaction constituting the violations occurred herein, including the mailing by Harvard of its false and misleading China Fund proxy statement to China Fund stockholders in this District.

FACTUAL ALLEGATIONS

A. Harvard's Closed-End Fund Investment Tactics

22. Harvard College has failed to exercise any oversight over the decision-making by Harvard Management and Alperin and through them has established a practice of purchasing shares of common stock in closed-end funds when they are trading at a price reflecting a significant Discount and then pressuring the funds' managements and boards of directors to take actions to enable Harvard to profit in the near-term, no matter what impact such actions will have on the funds' long-term returns and without making the disclosures required by the federal securities laws. Harvard essentially has adopted a three-part strategy: First, Harvard tries to use undisclosed pressure on the targeted fund's management and directors to adopt plans and proposals that would lessen or eliminate the discount without publicly disclosing such plans and proposals; second, if that does not work, Harvard makes public its discontent to increase the pressure on its targets but still does not make complete and accurate public disclosure of its plans

and proposals; and third, if the second step does not work, Harvard threatens a proxy fight to terminate the investment manager's contract with the targeted fund. The last stage is almost the equivalent of extortion because the investment manager generally does not have the power or authority to implement Harvard's plans and proposals and, in effect, Harvard is seeking to coerce the investment manager to recommend to the fund's board of directors that they adopt fundamental changes to the fund that Harvard favors, no matter the interests of the fund's stockholders as a whole.

23. One example that has entered the public domain relates to Harvard's investment in the Mexico Fund Inc. (the "Mexico Fund"), a then closed-end investment company (with no relationship to the Funds or Templeton). Prior to August 2000, the only schedules Harvard had filed with the SEC under Section 13(d) were short-form Schedules 13G, the first one dated February 12, 1998 (reporting a 6.1% beneficial ownership). That Schedule 13G was amended as of December 31, 1998 (reporting a 7.9% ownership), and further amended as of September 30, 1999 (reporting a 10.9% ownership). A third amendment to the Schedule 13G was filed as of December 31, 1999 (reporting a 13% ownership). On August 23, 2000, Harvard finally filed a Schedule 13D in which it disclosed a 14.2% beneficial ownership and in which it announced that it intended to submit a shareholder proposal to terminate the management contract between the Mexico Fund and its investment manager. Item 4 ("Purpose of Transaction") of Harvard's Mexico Fund Schedule 13D stated:

> Harvard intends to submit a stockholder proposal for consideration by the Fund's stockholders at the 2001 annual meeting of stockholders and for inclusion in the Fund's proxy statement relating thereto. The proposal will be to terminate the Investment Advisory and Management Agreement between the Fund and Impulsora del Fondo Mexico, S.A. de C.V.

No other disclosure was made by Harvard as to its plans and proposals for the Mexico Fund.

24. Although Harvard apparently never carried through on its threat to make the management contract termination proposal (perhaps because its pressure tactics finally worked), Mexico Fund stockholders approved, contingent upon regulatory approvals, a proposal by the fund itself on March 7, 2002 to require the fund to offer to repurchase a certain number of its shares in exchange for a pro rata distribution of the fund's portfolio securities on a periodic basis at not less than 98% of net asset value. (By the end of May 2002, Harvard reported that its beneficial ownership interest in the Mexico Fund was down to 6.0% from 14.2%.)

25. Another public example of Harvard engaging in these tactics relates to Harvard's investment in the Asia Tigers Fund (the "Tigers Fund"), another closed-end investment company (with no relationship to the Funds or Templeton). Prior to August 2001, the only schedules Harvard had filed with the SEC under Section 13 with respect to its investment in the Tigers Fund were short-form Schedules 13G, the first one dated December 31, 1999 (reporting an 11.1% beneficial ownership). That Schedule 13G was amended as of May 31, 2000 (reporting a 16.3% ownership), was further amended as of November 30, 2000 (reporting a 21.3% ownership), and was amended again as of December 31, 2000 (reporting a 22.7% ownership). On October 29, 2001, Harvard filed a Schedule 13D in which it disclosed a 26.8% beneficial ownership and in which it announced that it intended to submit a shareholder proposal to terminate the management contract between the Tigers Fund and its investment manager. Item 4 ("Purpose of Transaction") of Harvard's Tigers Fund Schedule 13D stated that Harvard:

> intends to submit a stockholder proposal for consideration by the Fund's stockholders at the 2002 annual meeting of stockholders and for inclusion in the Fund's proxy statement relating thereto. The proposal will be to terminate the Investment Management Agreement between the Fund and Advantage Advisers, Inc., a subsidiary of CIBC World Markets Corp.

Harvard added that "[t]his Schedule 13D filing, in lieu of Harvard's normal filing on Schedule 13G, is occasioned solely by Harvard's intended submission of a stockholder proposal." No other disclosure was made by Harvard as to its plans and proposals for the Tigers Fund.

26. Although Harvard again apparently never formally submitted the threatened proposal (perhaps because its pressure tactics finally worked), the pattern continued: the Tigers Fund board of directors submitted its own proposal to stockholders to convert that Fund into an interval fund, which is a structure under which the fund remains a closed-end fund but repurchases its shares periodically.

27. A third public example of Harvard engaging in these tactics relates to Harvard's investment in the Brazilian Equity Fund (the "Brazilian Fund"), another closed-end investment company (with no relationship to the Funds or Templeton). Prior to December 2001, the only schedules Harvard had filed with the SEC under Section 13 with respect to its investment in the Brazilian Fund were short-form Schedules 13G, the first one dated February 12, 1997 (reporting a 7.7% beneficial ownership). That Schedule 13G was amended dated June 9, 1997 (reporting a 11.5% ownership), was further amended dated February 12, 1998 (reporting a 8.2% ownership), was again amended as of December 31, 1998 (reporting a 3.4% ownership), was further amended as of December 31, 1999 (reporting a 6.1% ownership), was again amended as of September 30, 2000 (reporting a 10.8% ownership), was further amended as of December 31, 2000 (reporting a 15.0% ownership), and finally was amended as of November 30, 2001 (reporting a 27.0% ownership).

28. On December 19, 2001, Harvard filed a Schedule 13D in which it disclosed a 31.5% beneficial ownership interest in the stock of the Brazilian Fund. Item 4 ("Purpose of Transaction") of Harvard's Brazilian Fund Schedule 13D stated that:

> [t]his Schedule 13D filing, in lieu of Harvard's normal filing of a 13G, is occasioned solely by the increase in Harvard's ownership as a percentage of the outstanding Common Stock of the Fund to 31.5%. Harvard's ownership as a percentage of the outstanding Common Stock of the Fund may be deemed to have the resulting effect of changing or influencing the control of the Fund, notwithstanding that the securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of changing or influencing the control of the Fund.

No other disclosure was made at that time by Harvard as to its plans or proposals for the Brazilian Fund.

29. On February 20, 2002, Harvard filed an amendment to its Brazilian Fund Schedule 13D, announcing that it intended to submit a shareholder proposal to terminate the management contract between the Brazilian Fund and its investment manager. Item 4 stated:

> Harvard intends to submit a stockholder proposal for consideration by the Fund's stockholders at the 2002 annual meeting of the stockholders and for inclusion in the Fund's proxy statement relating thereto. The proposal . . . is to terminate the investment advisory agreement between the Fund and Credit Suisse Asset Management, LLC.

No other disclosure was made by Harvard as to its plans or proposals for the Brazilian Fund.

30. The Brazilian Fund also apparently succumbed to Harvard's pressure: the fund's board of directors subsequently proposed that the fund be liquidated (also in connection with the settlement of two lawsuits).

31. As a final public example of Harvard engaging in these tactics, after having been a Schedule 13G filer with respect to its investment in the Southern Africa Fund, another closed-end investment company (with no relationship to the Funds or Templeton) since

February 14, 1996 without disclosing any plans or proposals for such fund, Harvard filed a Schedule 13D on November 7, 2002, announcing that it may make plans or proposals in the future or take other steps to enhance the value of its investment in the Fund. No other disclosure was made by Harvard as to its plans or proposals for the Southern Africa Fund.

32. Harvard thus apparently was holding its shares of each of the Mexico Fund, the Tigers Fund, the Brazilian Fund, and the Southern Africa Fund for the purpose or effect of changing or influencing control of such funds -- in that it pressured the management and the boards of such funds to take the actions Harvard advocated -- during periods when it was a Schedule 13G filer with respect to such funds. Because Harvard had such purpose or effect, however, Harvard was legally required to make the full disclosures required by a Schedule 13D and yet it hid its plans and proposals from other stockholders and the market by unlawfully filing short-form Schedules 13G -- and later filing incomplete and therefore misleading Schedules 13D.

33. Certain aspects of Harvard's closed-end fund strong-arm investment tactics have been noticed by the press. A September 29, 1997, Business Week article regarding attempts to open-end closed-end investment funds stated that "[s]ome institutions are more aggressive than others," listing Harvard as one such "aggressive" institution.

34. In addition,

- A September 16, 1998, article in TheStreet.com on attempts to change the United Kingdom Fund, a closed-end fund, to an open-end fund stated that the board of the fund "apparently saw the light after some heavy breathing by Lazard Freres, Equitable Life and Harvard University Endowment."

- A March 3, 1999, Crain's Investment News article on closed-end funds observed the "quiet but growing support" of institutional investors such as Harvard to drive open-end conversions.

35. The likely explanation for why Harvard College, an institution that prides itself on being the oldest institution of higher education in this country and which has an enormous endowment -- nearly double the amount of its nearest rival -- would engage in tactics that may be harmful to long-term investors in its targeted funds without complying with the federal securities laws is the manner in which its investment manager, Harvard Management, compensates its managers, such as defendant Alperin. According to newspaper articles quoting the head of Harvard Management and Harvard Management's own disclosures, Harvard Management's spectacular bonus payments apparently depend on results achieved over a short, two- to three-year cycle. Also, according to such reports and disclosures, several of Harvard Management's managers received bonus payments in excess of $10 million in 2002, notwithstanding losses in the portfolio, including defendant Alperin, whose responsibility is for Harvard's emerging market investments, including the Funds.

B. <u>The Funds And Harvard's Acquisition Of Common Stock In The Funds</u>

36. As alleged above, the Funds are closed-end management investment companies whose common stock is traded on the New York Stock Exchange. The China Fund began trading on September 8, 1993, and the Dragon Fund began trading on September 20, 1994. The Funds were created with the investment objective of seeking long-term capital appreciation. Both Funds invest in "China companies," as distinctly defined in each Fund's respective prospectus ("China companies"). The China Fund, under normal market conditions, invests at least 80% of its net assets in equity securities of China companies. The Dragon Fund, under normal market conditions, invests at least 45% of its total assets in the equity securities of China

companies and will invest at least 65% of its total assets in China companies, Japan companies, and Asia-Pacific companies combined.

37. Closed-end funds are in many ways similar to issuers of other publicly traded securities -- there is an offering of a specific number of shares, which shares, once sold by the issuer, trade indefinitely in the secondary marketplace, unless and until the issuer decides to repurchase them. As a result, in the case of a closed-end fund, since there is no obligation on the part of the fund to repurchase its shares, capital can be invested in assets that are relatively illiquid. This allows closed-end funds, for example, to make long-term investments in relatively illiquid emerging markets. In the case of an open-end fund, in contrast, the fund itself sells new shares to any willing buyer and repurchases existing shares on demand throughout the life of the fund. As a consequence, as a general rule, an open-end fund must be invested in much more liquid securities than a closed-end fund.

38. Harvard began acquiring shares in the Funds in or before 1999 and continued to acquire shares through the first part of 2002. The charts below reflect the growth in Harvard's beneficial ownership interest in the common stock of the Funds during this time period as reflected in Schedules 13F filed by Harvard Management and Schedules 13G and 13D filed by Harvard College:

China Fund

Relevant Date	Schedule Filed	Shares Owned
Mar. 31, 1999	13F	473,400
June 31, 1999	13F	846,800
Sept. 30, 1999	13F	1,295,700
Dec. 31, 1999	13G	2,063,400
Feb. 29, 2000	13G	3,170,000
Mar. 31, 2000	13F	3,489,100
June 30, 2000	13F	3,489,100

Sept. 30, 2000	13G	4,286,500
Dec. 31, 2000	13G	4,675,301
Mar. 31, 2001	13F	4,331,901
June 30, 2001	13F	4,699,700
Sept. 30, 2001	13F	4,744,600
Dec. 31, 2001	13G	4,742,301
Mar. 31, 2002	13F	4,840,700
May 14, 2002	13D	4,934,600
June 30, 2002	13F	4,934,600
Sept. 18, 2002	13D	4,934,600
Sept. 30, 2002	13F	4,934,600
Dec. 13, 2002	13D	4,934,600

Dragon Fund

Relevant Date	Schedule Filed	Shares Owned
Mar. 31, 1999	13F	696,750
June 30, 1999	13F	851,050
Sept. 30, 1999	13F	1,436,450
Dec. 31, 1999	13F	2,668,750
Mar. 31, 2000	13F	4,113,150
June 30, 2000	13F	4,113,150
Sept. 30, 2000	13F	4,405,451
Dec. 31, 2000	13G	5,322,251
Mar. 31, 2001	13F	5,618,651
June 30, 2001	13F	6,159,150
Sept. 30, 2001	13F	5,147,450
Dec. 31, 2001	13G	5,228,351
Mar. 31, 2002	13F	5,589,350
May 14, 2002	13D	6,216,250
June 30, 2002	13F	6,216,250
Sept. 30, 2002	13F	6,216,250
Nov. 22, 2002	13D	6,216,250
Dec. 6, 2002	13D	6,216,250
Dec. 13, 2002	13D	6,216,250

39. Harvard acquired its stock in both Funds at prices that reflected a significant Discount.

C. Harvard's Section 13(d) Filings And Harvard's Efforts To Change Or Influence Control Of The China Fund And The Dragon Fund Without So Disclosing In Violation Of The Federal Securities Laws

40. Under Section 13(d) of the Exchange Act and Rule 13d-1 promulgated by the SEC thereunder, a person who acquires beneficial ownership of more than 5% of the equity securities (as defined) of an issuer (including a closed-end fund) must file with the SEC (and others) a Schedule 13D within ten days of passing the 5% threshold, unless the person fits an exception, including the exception for institutions (such as an endowment fund) which acquired and continue to hold the securities in the ordinary course of business and did not acquire and do not hold the securities with the purpose, nor with the effect, of changing or influencing control of the issuer. In the case of such a "passive" institutional investor, an initial short-form Schedule 13G -- instead of a Schedule 13D -- must be filed within 45 days of the end of the calendar year in which the institution passes (and at year-end remains above) the 5% threshold. Such after year-end deadline for filing an initial Schedule 13G is accelerated if, at any month-end during the calendar year, the institution's ownership position exceeds 10% of the outstanding common stock -- in which case the initial Schedule 13G must be filed within ten days after the relevant month-end.

41. Amendments to Schedule 13G are required by Rule 13d-1 to be filed within 45 days of the end of each calendar year if there has been any change in the institution's ownership position during the course of the year and within 10 days of the end of any month during which the institution passes the 10% threshold and of any subsequent month-end at which the institution's holdings have increased or decreased by 5% or more.

42. In the case of a Schedule 13G filer who acquires or holds the subject securities "with a purpose or effect of changing or influencing control of the issuer," Rule 13d-1(e)(1) requires the filing of a full Schedule 13D within 10 days. Moreover, such filer is prohibited from the time it first holds the securities with such a purpose or effect until 10 days after the Schedule 13D is filed from voting the securities at issue and from acquiring any additional such securities.

43. Item 4 of Schedule 13D requires the disclosure by the filer of "any plans or proposals . . . which relate to or would result in," among other things, a merger, reorganization, or liquidation of the issuer, a change in management, any other "material change in the issuer's business or corporate structure," "any plans or proposals . . . for which a vote is required by Section 13 of the Investment Company Act of 1940" (such as open-ending a closed-end fund), the delisting of the security from a national securities exchange, and "[a]ny action similar to any of those enumerated above."

44. Harvard filed an initial Schedule 13G with respect to the China Fund with a date of December 31, 1999, disclosing that it beneficially owned approximately 11% of the China Fund's outstanding common stock, with Harvard's ownership interest having crossed the 5% threshold during the course of 1999.

45. Harvard did <u>not</u> file either a Schedule 13D or a Schedule 13G within the permitted time frames following Harvard's crossing of the 5% threshold with respect to its beneficial ownership of shares of the common stock of the Dragon Fund. Specifically, as of December 31, 1999, according to a Schedule 13F filed by Harvard Management, Harvard beneficially owned 2,668,750 Dragon Fund shares. Pursuant to Rule 13d-1(j), Harvard was required to compute its percentage ownership based on the most recently reported number of

outstanding shares of the Dragon Fund. In its semi-annual and year-end reports filed with the SEC for 1999, the Dragon Fund reported 52,859,893 outstanding shares. Based on that number of outstanding Dragon Fund shares, Harvard's 2,668,750 shares at year end 1999 constituted just more than 5% of the total. Harvard therefore was required to file a Schedule 13D or at least a Schedule 13G. No such filing was made by Harvard, however.

46. Despite having filed only a Schedule 13G with respect to the China Fund and no Schedule 13D or Schedule 13G with respect to the Dragon Fund, Harvard determined to commence a campaign to effect a change to, or to influence, control of the two Funds to adopt certain plans or proposals in or before August of 2000 without making the requisite Schedule 13D disclosure of its plans or proposals. The first overt act of Harvard's campaign was a conversation which was memorialized in a letter dated August 16, 2000, from defendant Alperin of defendant Harvard Management to Dr. Mark Mobius, portfolio manager, and the Board of Directors of the China Fund and the Dragon Fund -- at a time when Harvard already owned well more than 5% of the outstanding stock of each of the China Fund and the Dragon Fund. In that letter, Harvard made plans and proposals with respect to each of the Funds. The letter stated in relevant part:

> We recently discussed the potential for a <u>merger</u> of the Dragon Fund and the China Fund. We believe that the <u>merger</u> of these funds will provide an optimal opportunity for the Board[s] of Directors to take advantage of the synergies that exist between these funds. In addition to reducing costs and eliminating redundancies, the <u>mergers</u> may result in better fund performance, improved shareholder value and a narrowed discount.
>
> * * * *
>
> Alternatively we believe that <u>by converting to an open-end fund</u>, the benefits and likelihood of realizing net asset value outweigh the Board's desire to achieve long-term capital appreciation. Since the Board has taken action intended to remedy the persistent discount without success, we believe the <u>Board has to consider the open-end</u>

> structure. As such, we intend on voting in favor of the [Dragon Fund] shareholder's proposal [to open-end] in the upcoming proxy solicitation. (Emphasis supplied.)

47. This direct attempt to influence control of the Funds triggered Rule 13d-1(e)(i). Under that rule, a current Schedule 13G filer, or a person who would be required to file a Schedule 13G except that the deadline for filing has not yet arrived, who "holds the securities with a purpose or effect of changing or influencing control of the issuer," must file a Schedule 13D "within 10 days." Harvard nonetheless failed to file a Schedule 13D with respect to either the China Fund or the Dragon Fund for over two years from the date of this first letter. Of course, filing a true and complete Schedule 13D would have forced Harvard to publicly disclose its plans and proposals with respect to the Funds. Harvard, however, instead represented to other China Fund stockholders and the market generally in an amendment to its China Fund Schedule 13G filed on October 10, 2000 that the China World shares it owned "were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities. . . ."

48. On January 10, 2001, Harvard filed its initial Schedule 13G with respect to the Dragon Fund, disclosing that it was the beneficial owner of 5,322,251 shares (10.3%) of Dragon Fund common stock. In its Schedule 13G, Harvard repeated the false representation that such shares were not acquired and were not held for the purpose of, or with the effect of, changing or influencing the control of the Dragon Fund.

49. On January 29, 2001, Dr. Mobius participated in a conference call with Mr. Alperin. Mr. Alperin again complained about the Discount at which the Funds' common stock traded and, while acknowledging that the Boards of the Funds had authorized share repurchase programs in an effort to address the Discounts, he stated that Harvard sought additional steps to address the Funds' respective Discount.

50. Harvard failed to file a timely Schedule 13D following such phone call with respect to either Fund notwithstanding Harvard's new attempt to influence control of the Funds.

51. On February 9, 2001, Harvard filed a further amendment to its Schedule 13G relating to the China Fund, disclosing that it beneficially owned 4,675,301 shares (24.2%) of the common stock. Harvard again falsely represented that it did not acquire or hold the shares for the purpose of, or with the effect of, changing or influencing control of the China Fund.

52. On February 23, 2001, Harvard sent another letter to Dr. Mobius and the Board of Directors of both the China Fund and the Dragon Fund alleging the Boards' purported "failure to employ any remedy for the persistent discounts and performance" of the Funds. In the February 23, 2001 letter, Harvard demanded that the Boards act to narrow the Discounts:

> First, the Board should commit publicly to narrowing the discount. Then, as soon as possible, the Board should undertake a comprehensive effort to narrow the discount to [net asset value]. Among the measures the Board should consider:
>
> - Convert the Fund to interval status and allow periodic redemption of a portion of the holdings at [net asset value].
> - Hold a one time tender for a significant portion of the Fund and cancel the repurchased shares.
> - Hold periodic tenders for Fund shares triggered by discount levels. For example, buy back (and cancel) 20% of the Fund if it trades at a 10% discount.

Harvard urged the Boards to consider these proposals "as well as a possible merger of the Dragon Fund and the China Fund and a tender for the shares of the merged Fund."

53. Following the sending of the February 23, 2001 letter, Harvard once again failed to file a timely Schedule 13D with respect to either Fund.

54. Prior to June 22, 2001, representatives of the China Fund and the Dragon Fund had further discussions with Harvard, during which Harvard again suggested fundamental changes to each Fund.

55. On June 22, 2001, the Boards of the China Fund and the Dragon Fund publicly announced the establishment of a measurement period (the "Measurement Period"), commencing on August 1, 2001 and ending on April 30, 2002, for evaluating the Discount. According to the June 22, 2001 press releases issued by each of the Funds, if that Fund's shares traded at an average Discount of 10% or more during the last 90 days of the Measurement Period, then the Board of Directors would take one of three potential actions. Such actions, which would be taken not later than 180 days from the last day of the Measurement Period, would be to: (i) commence a tender offer for a portion of the Fund's outstanding shares; or (ii) submit to shareholders a proposal to reorganize the Fund with either an open-end or closed-end investment company; or (iii) submit to shareholders a proposal to convert the Fund to an open-end investment company.

56. Following the Spring, 2001 discussions between Harvard and the Funds concerning changes sought by Harvard to the Funds, Harvard once again failed to file Schedules 13D making the requisite disclosure of Harvard's plans and proposals with respect to each Fund.

57. Partially in response to Harvard's ongoing efforts to influence control, but based on a determination by the directors of what was in the best interest of the Funds' stockholders as a whole, on January 4, 2002, the Dragon Fund announced, among other things,

that its Board of Directors had approved a tender offer for up to 10% of Dragon Fund's outstanding shares to be made at not less than 90% of net asset value during an initial 12-month period, to be followed by one or more subsequent tender offers aggregating up to 10% of the outstanding Dragon Fund shares during the following 12-month period.

58. In a letter dated January 17, 2002 to the Board of Directors of the Dragon Fund and Templeton from Mr. Alperin, Harvard complained about the purported lack of liquidity in the market for Dragon Fund common stock and expressed dissatisfaction with the terms of the tender offer program that had been announced on January 4, 2000. In the letter, Harvard indicated that the amount of shares to be repurchased (10%) and the price (a 10% discount to net asset value) were inadequate and proposed a tender offer program for 25% of the outstanding shares at a price of "no less than a 2% discount" to net asset value. Mr. Alperin wrote: "I respectfully request that the Board reconsider the terms of its tender offer program in order to implement some of the above suggestions to maximize shareholder value."

59. Harvard failed to timely file a Schedule 13D with respect to the Dragon Fund following the sending of its January 17, 2002 letter.

60. On February 14, 2002, Harvard filed a Schedule 13G amendment with respect to its investment in the Dragon Fund and disclosed that, as of December 31, 2001, it was the beneficial owner of 5,228,351 shares (10.7%) of Dragon Fund common stock. As in its prior Schedules 13G, Harvard claimed that it did not acquire or hold the securities for the purpose of, or with the effect of, changing or influencing control of the Dragon Fund, notwithstanding its ongoing campaign to influence control of the Fund.

61. Also on February 14, 2002, Harvard filed a Schedule 13G amendment with respect to its investment in the China Fund and disclosed that, as of December 31, 2001, it

was the beneficial owner of 4,742,301 shares (26.2%) of the common stock. Harvard again claimed that it did not acquire or hold securities for the purpose of, or with the effect of, changing or influencing control of the Fund.

62. On May 7, 2002, Mr. Alperin, on behalf of Harvard, sent another letter to Dr. Mobius and the Boards of Directors of both the China Fund and the Dragon Fund. In that letter, Harvard referenced the China Fund's prior disclosure in a press release of potential structural alternatives that the Board would consider, including a merger of the China Fund with another open-end or closed-end fund (defined in the letter as the "Merger Alternative") and Harvard once again urged the board to undertake a "comprehensive plan to narrow the discount." Harvard further stated that:

> [t]he required first step of this plan should be the adoption of the Merger Alternative. An ideal and appropriate candidate for the Merger Alternative is the [Dragon Fund]. We believe that a merger of the [China] Fund with the Dragon Fund will provide an optimal opportunity for the Board to take advantage of the synergies that exist between these funds.

Harvard further stated in the letter that after such a merger, Harvard "would like to see the Board make a significant tender for shares of the merged fund" and potential future tenders or the "conversion of the merged fund to an interval fund."

63. Notwithstanding its direct advocacy of a merger of the two Funds and of a tender offer, Harvard still failed to file a Schedule 13D with respect to either Fund.

D. Harvard Belatedly Files Schedules 13D But Only To Complain About The Tender Offers And Still Fails To Make Full And Complete Disclosure Of Its Plans And Proposals

64. Partially in response to Harvard's ongoing efforts to influence control, but based on a determination by the Directors of what was in the best interests of the Fund's stockholders as a whole, in early May 2002, the Board of the China Fund determined to

authorize a self-tender offer. Thus, on May 10, 2002, the China Fund announced a tender offer to be commenced between June 14 and July 15 for up to 10% of its outstanding shares at a price equal to 90% of the Fund's net asset value.

65. Also on May 10, 2002, the Dragon Fund announced that its Board had approved the final terms of the previously announced self-tender offer. The tender offer would be for up to 10% of the Dragon Fund's outstanding shares at a price equal to 90% of its net asset value on the last day of the tender offer. The tender offer would commence during the period between June 3, 2002 and June 14, 2002. The Board also announced that a second tender offer, for a minimum of 10% of the Fund's outstanding shares, would be made at not less 90% of net asset value, which the Board anticipated would be commenced prior to April 30, 2003.

66. Shortly after these announcements, on May 14, 2002, Harvard, moving to "Plan B," decided to try to turn up the pressure by going public with its complaints. Specifically, it filed initial Schedules 13D with respect to both the China Fund and the Dragon Fund. In its Dragon Fund Schedule 13D, Harvard disclosed that it was the beneficial owner of 6,216,250 shares (12.8%) of the common stock of the Dragon Fund. In its China Fund Schedule 13D, Harvard disclosed that it was the beneficial owner of 4,934,600 shares (27.3%) of the common stock of the China Fund. Item 4 of both Schedules 13D stated that "Harvard believes that the announced [tender offers are] wholly inadequate to address the serious issues facing the" Funds -- an issue that Harvard had addressed to the Boards as a Schedule 13G filer. And, although Harvard finally had filed Schedules 13D, as it long had been legally obligated to do, it claimed falsely that it:

> does not currently have any plans or proposals which would relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 [of Schedule 13D which actions include mergers, reorganizations, any change in the present directors or

> management, and any other material change to corporate structure], and Harvard has made its investment in the Fund in the ordinary course of its business and not for the purpose of changing or influencing the control of the Fund.

67. Harvard made such representations in the two Schedules 13D notwithstanding its numerous prior communications seeking to convince the board of directors to pursue mergers, tender offers, conversions to open-end status and changes in the corporate structure of the two Funds.

68. Harvard identified no reason for filing on Schedule 13D in either of the two May 14, 2000 Schedules (other than that in the future "it may make [Item 4-type] plans or proposals in light of the announced tender offer or otherwise, or take other steps to enhance the value of its investment"). Given that Harvard identified no reason (such as having an existing Item 4 plan or proposal) giving rise to any new obligation to file a Schedule 13D (as opposed to a Schedule 13G) but yet checked a box on the cover pages of the initial Schedules 13D indicating it was converting from being a Schedule 13G filer to being a Schedule 13D filer in accordance with Rule 13d-1(e), the mere filing of those Schedules 13D was an admission by Harvard that it held its stock in the two Funds with a "purpose or effect of . . . influencing control" -- the trigger language of Rule 13d-1(e) -- and thus was obligated to file a Schedule 13D <u>prior</u> to May 14, 2002.

69. On August 6, 2002, Mr. Alperin on behalf of Harvard wrote another letter to Dr. Mobius. In the letter, Mr. Alperin expressed his "complete dissatisfaction with [the Board's] inadequate actions with regard to the Templeton Dragon Fund" and commented:

> In the past we have mentioned several options that the Board could consider for optimizing shareholder value. Further, we have written several letters to you indicating our displeasure with the lack of progress the Board has made with regard to managing

> shareholder value. We have grown impatient waiting for you to produce results.
>
> It is apparent that our letters and discussions have lacked impact. . . . Given the current circumstances, we are forced to consider all options available to us as shareholders of the [Dragon] Fund.

70. Harvard did not file an amendment to its Dragon Fund Schedule 13D disclosing this letter or the "options" it was considering.

E. Harvard Turns To "Plan C" -- It Threatens A Proxy Fight To Terminate Templeton's Management Contract

71. By letter dated September 18, 2002 to the China Fund, Harvard submitted a proposal for consideration by stockholders at the 2003 annual meeting of stockholders of the China Fund to terminate Templeton's contract as investment manager of the China Fund. Harvard's attached supporting statement argued that stockholders should vote to terminate Templeton's contract because "Templeton has not taken, or caused the Fund to take, aggressive steps to eliminate the discount," and that "[a]nother adviser might recommend significant changes to the Fund's structure in order to improve liquidity and net asset value and market price performance -- such as conversion of the Fund to open-end status or conversion of the Fund to an index fund or an exchange-traded Fund." (Emphasis supplied.)

72. Also on September 18, 2002, Harvard filed Amendment No. 1 to its China Fund Schedule 13D, disclosing that its beneficial ownership remained the same -- 4,934,600 shares (now representing 30.3% of the outstanding shares) -- and its intent to submit the proposal to terminate Templeton's investment management contract for consideration at the 2003 annual meeting of stockholders. Harvard continued to claim (falsely) that it acquired and held its China Fund shares in the ordinary course of business and not "for the purpose of or, except as described herein [i.e., the making of the proposal], with the effect of changing or influencing the control of

the Fund." Harvard thus continued to hide from other stockholders, and the market generally, its various specific plans and proposals for the China Fund.

73. In October 2002, at Templeton's invitation, Harvard made a written offer to withdraw its September 18, 2002 China Fund shareholder proposal to terminate Templeton's investment management contract if the Board of Directors of the China Fund would recommend to stockholders the open-ending of the China Fund as well as satisfy numerous ancillary conditions. Harvard also indicated that -- even though the Boards of the Funds owe fiduciary duties to the Funds' respective shareholders -- any agreement to withdraw its China Fund shareholder proposal was contingent on a similar agreement being entered between it and the Dragon Fund, something to this day Harvard never has disclosed.

74. On October 31, 2002, counsel for the China Fund, on behalf of the China Fund, sent a mark-up of Harvard's initial proposal to Harvard, striking, among other things, many of the ancillary conditions as well as Harvard's demand that an agreement relating to the China Fund be tied to a similar agreement being reached with respect to the Dragon Fund.

75. On November 11, 2002, Harvard's counsel sent a revised offer by Harvard to withdraw its China Fund shareholder proposal to terminate Templeton's investment management contract in exchange for the Board of Directors of the China Fund agreeing to recommend open-ending to the Fund's stockholders. The revised proposal continued to make it an express condition that the Board of Directors of the Dragon Fund also recommend open-ending to that Fund's stockholders and demanded the same rather outrageous ancillary conditions of both Funds.

76. There were no further negotiations because the Boards of Directors of the two Funds were unwilling to tie the two Funds together in any agreement, given the distinctions

between the two Funds and the fact that their respective fiduciary duties ran to the separate stockholders of each Fund. Nevertheless, it was clear to the Directors of the two Funds and Templeton that Harvard was advocating open-ending each of the Funds.

77. On November 22, 2002, Harvard filed an Amendment No. 1 to its Dragon Fund Schedule 13D, disclosing that its beneficial ownership remained at 6,216,250 shares of the Dragon Fund (now wrongly stated to represent 16.1% of the outstanding shares) and falsely stating in Item 4, yet again, that the shares "were not acquired for the purpose of or, except as described herein, with the effect of changing or influencing the control of the Fund." Harvard thus failed to disclose its efforts to coerce the directors of the Dragon Fund to recommend open-ending as set forth above, and that it was planning on moving to Plan C with respect to the Dragon Fund -- threaten to and perhaps wage a proxy contest to terminate the management contract.

78. In that Item 4 to Harvard's Amendment No. 1 to its Dragon Fund Schedule 13D, Harvard also stated:

> Harvard may in the future take any of a number of steps to enhance the value of its investment in the Fund. These <u>may</u> include Harvard's making shareholder proposals to terminate the Fund's investment management agreement with Templeton ..., the solicitation of proxies in opposition to management proposals to shareholders, the nomination of candidates to serve as Directors of the Fund, and any other steps Harvard might at the time believe may enhance shareholder value. Harvard would also likely support Board and management proposals that would have the effect of enhancing shareholder value if the Board of Directors and management were to show a commitment to adoption of the proposals. (Emphasis supplied.)

On information and belief, all of the potential action items listed by Harvard were things Harvard already planned to undertake, and thus should have been disclosed.

79. Also in its November 22, 2002 Amendment No. 1 to its Dragon Fund Schedule 13D, Harvard for the first time disclosed that it had "contacted management of the Fund on numerous occasions to urge management to take substantial steps to eliminate the discount" but still failed to provide any of the required specifics of its plans and proposals, and claimed that "despite Harvard's urgings," the board of directors had "refused" to recommend open-ending the Dragon Fund.

80. Also in its November 22, 2002 Amendment No. 1 to its Dragon Fund Schedule 13D, Harvard accused Templeton and the Directors of the Dragon Fund of a "history of inaction" with respect to the Discount. This was a blatantly false statement; indeed, Templeton had recommended, and the directors had approved, a series of actions over the years designed to address the Discount, including a managed distribution program, stock repurchases, and two self tender offers (one of which is scheduled for later this year).

81. On December 6, 2002, Harvard filed Amendment No. 2 to its Dragon Fund Schedule 13D, disclosing that still it beneficially owned 6,216,250 shares (but this time correctly noting that such ownership represented 14.0% of the outstanding shares). Item 4 of the Amendment disclosed that Harvard intended to submit a proposal for consideration at the 2003 annual stockholders meeting of the Dragon Fund to terminate that investment management contract with Templeton. While Harvard by such action had actively begun working on its Plan C with respect to both Funds, in its previous Schedules 13G and 13D, Harvard falsely stated that its Dragon Fund shares "were not acquired for the purpose of or, except as described herein, with the effect of changing or influencing the control of the [Dragon] Fund." Harvard also made the misrepresentation that, "[e]xcept as described above, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of

Item 4" -- notwithstanding its various proposals to open-end, merge or otherwise reorganize the Dragon Fund.

82. On December 13, 2002, Harvard filed Amendment No. 2 to its China Fund Schedule 13D, disclosing that it continued to beneficially own 4,934,600 shares (30.3%) of China Fund's common stock. In Item 4 of the Amendment No. 2, Harvard disclosed that it had sent a letter (a copy of which was attached) to the China Fund notifying the Fund that it intended to make two proposals at the China Fund's 2003 annual stockholders meeting. The two proposals were: (i) a predatory proposal to convert the China Fund to a specified type of interval fund (which proposal by its terms "will be of no effect if stockholders approve a proposal" to open-end); and (ii) the proposal to terminate Templeton's investment management contract with the China Fund.

83. In that same Item 4, Harvard also disclosed that it had sent a separate "open" letter dated December 13, 2002 (a copy of which also was attached) to the independent directors of both Funds. Such letter stated that Harvard had sent a letter in February 2001 to the Funds in which "Harvard suggested several specific actions that would enhance value" -- i.e., plans and proposals of the type Item 4 of Schedule 13D requires be disclosed but which Harvard did not disclose until this filing. Harvard also stated in the December 13 open letter attached to Amendment No. 2:

> Harvard is a value investor and has invested in literally hundreds of companies that trade at a discount to fair value. In the large majority of cases, Harvard invests passively with the expectation the management will act appropriately in the interests of the company and its shareholders. In a handful of cases, where management is either incapable or unwilling to take steps to enhance shareholder value, it may be necessary for Harvard to become active.

While such statement hinted at Harvard's multi-year scheme alleged herein, it did not constitute the full and fair disclosure to which the Fund's stockholders and the markets generally are entitled under Section 13(d).

84. Moreover, later in the December 13 letter, Harvard misleadingly failed to disclose its past advocacy of open-ending:

> Open-ending is not the optimal solution. Templeton, not Harvard, proposed open-ending. Harvard has consistently sought a better alternative to open-ending: merging the two Funds and implementing an interval fund program as outlined in our February 2001 letter.

In addition, Harvard reiterated (falsely) in Item 4 of its Amendment No. 2 to its China Fund Schedule 13D that it did not hold its stock for the purpose or with the effect of changing or influencing control of the China Fund.

85. Also on December 13, 2002, Harvard filed an Amendment No. 3 to its Dragon Fund Schedule 13D, disclosing that its share ownership (and the percentage of the outstanding shares such shares represented) was unchanged. In Item 4, Harvard disclosed (and attached a copy of) the same December 13, 2002 open letter to the independent directors of the two Funds it had disclosed in its Amendment No. 2 to its China Fund Schedule 13D -- which was equally misleading to Dragon Fund stockholders as it was to China Fund stockholders. Harvard also again reiterated (falsely) its claim that its shares of the Dragon Fund "were not acquired for the purpose of or, except as described herein, with the effect of changing or influencing the control of the Fund," and that "[e]xcept as described above or in previous filings by Harvard on Schedule 13D, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4," notwithstanding its long advocacy of just such types of plans and proposals.

86. Harvard has made no subsequent disclosure(s) with respect to its investments in the China Fund or the Dragon Fund under Section 13(d) nor did it ever publicly disclose its specific plans and proposals conveyed to Dr. Mobius and the Boards of the Funds or its offer to withdraw its proposal to terminate Templeton's investment management contract with the China Fund if the Boards of each of the Funds would recommend open-ending to their respective shareholders.

F. Harvard Repeatedly Violates Section 16(b) And Must Disgorge Its Profits From These Illegal Short Swing Trades

87. Once Harvard was obligated to be a Schedule 13D filer and simultaneously beneficially owned more than 10% of the outstanding common stock of either of the Funds, it was a "statutory insider" under Section 16(b) with respect to such Fund. As such, Harvard was prohibited from profiting from short-swing trades (defined as sales and purchases or purchases and sales made within six months of each other). Under Section 16(b), Harvard must disgorge any profits it made from such trades.

88. Because Harvard failed to make the requisite SEC filings during the time period since it became a statutory insider -- including those required under Section 16(a) for every trade by a statutory insider (each failure to report a trade being a separate disclosure violation) -- it is impossible to know the exact amount of Harvard's unlawful short-swing profits. Nonetheless, these profits were not insignificant -- totaling in the hundreds of thousands of dollars. Harvard must disgorge these ill-gotten gains.

G. Harvard Files A False And Misleading Preliminary Proxy Statement

89. On December 26, 2002, Harvard filed a preliminary proxy statement and form of proxy (the "Preliminary Proxy") on Schedule 14A with the SEC relating to the China

Fund's upcoming 2003 annual stockholders meeting. According to the Preliminary Proxy, Harvard intended to solicit proxies from the China Fund's stockholders on four items:

(i) against the China Fund's Board of Directors' proposal to convert the Fund into an open-end investment company;

(ii) for the termination of the investment management agreement between the China Fund and Templeton;

(iii) for a (precatory) proposal recommending that the board take all necessary steps to adopt "interval-fund" status for the China Fund; and

(iv) to withhold authority for each of the Fund's nominees for election to the Board of Directors.

90. The Preliminary Proxy contained numerous materially false and misleading statements and omissions, including statements which, among other things, improperly impugns the integrity and character of the China Fund, its Board of Directors, and Templeton without any factual basis. All such statements and omissions are prohibited by Section 14(a) and Rule 14a-9.

91. In the last sentence of the first paragraph of Harvard's proposed cover letter to the China Fund's other stockholders intended to accompany the proxy statement (the "Preliminary Cover Letter"), Harvard states that its making of shareholder proposals and its anticipated solicitation with respect thereto were the result of Harvard's suggestions with respect to the future structure of the Fund "long being ignored" by Fund management. This statement was factually inaccurate in violation of Section 14(a) and Rule 14a-9 and yet it serves as a key part of Harvard's scheme. Specifically, not only were Harvard's letters to Dr. Mobius and the Fund's Board of Directors expressly acknowledged in writing and not only were they provided to the China Fund's Directors (as Harvard was assured they would be), but the Board had taken a number of actions over the years designed to address the Discount, both prior to and partly in

response to Harvard's letters and telephone calls. These actions included: (a) conducting open-market repurchases of fund shares; (b) establishing, in June 2001, a nine-month measurement period (commencing August 1, 2001 and ending April 30, 2002) (the "Measurement Period") for evaluating the Discount; (c) conducting a self tender offer in the summer of 2002; and (d) determining in November 2002 to recommend to stockholders approval of a proposal to convert the Fund into an open-end fund.

92. The fact that the China Fund Board did not agree with and adopt each and every one of Harvard's plans and proposals over the previous two-and one-half years or that the China Fund Board considered its fiduciary responsibilities to the Fund's smaller stockholders is far from the equivalent of "ignor[ing]" Harvard.

93. In addition, Harvard's claim that it had been "ignored" by Templeton and the China Fund also improperly impugns the integrity of the Board and Templeton without foundation and Harvard thereby sought to influence improperly China Fund stockholders to vote with Harvard, an express violation of Section 14(a) and Rule 14a-9 promulgated thereunder.

94. Harvard's assertion that it was ignored also is misleading because Harvard had requested more than once that the Board consider proposing to stockholders the open-ending of the China Fund, a proposal that the Board has made, but that Harvard now is opposing, and because the fact that Harvard favored open-ending was an important fact considered by the China Fund Board in its determination to recommend to stockholders that the Fund be converted to an open-end fund. This assertion is an express violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

95. In the last sentence of the second paragraph of the Preliminary Cover Letter, Harvard expressly stated that "open-ending is a bad idea," which is a materially

misleading assertion because Harvard never disclosed in the Preliminary Proxy that open-ending was an alternative that Harvard itself advocated to the Board on several occasions from August 2000 through November 2002. This assertion is an express violation of Section 14(a) and Rule 14a-9 promulgated thereunder.

96. In the second sentence of the third paragraph of the Preliminary Cover Letter, Harvard states that Templeton "knows that Harvard . . . will only vote for open-ending in extraordinary circumstances" and without Harvard's vote, the proposal will fail. This statement is false and misleading because the Board and Templeton were led to believe by Harvard, and did believe at the time the Board voted to recommend to stockholders that the China Fund be converted to an open-end fund, that Harvard supported such action. Specifically, Harvard's communications with the Fund over the prior years, including its August 16, 2000 letter and the proposed agreements of October 2002 and November 11, 2002, made clear that converting the Fund to open-end status was an alternative advocated by Harvard. Therefore, Harvard's suggestion that the Board and Templeton knew that Harvard was opposed to conversion to open-end status and would vote against it is factually inaccurate. Indeed, the China Fund Board and Templeton believed in good faith that Harvard would vote its shares -- over 30% of the amount outstanding -- in favor of open-ending, making it highly likely that the proposal would pass. It was not until December 26, 2002 that the Board suddenly became aware that Harvard had changed its position. As a result, Harvard's implication of bad faith is materially misleading and improperly impugns the integrity of the Board and Templeton in violation of Section 14(a) and Rule 14a-9 promulgated thereunder.

97. Harvard's declaration in the first sentence of the first paragraph of Section I of the Preliminary Proxy that open-ending "will result in an immediate and substantial

reduction in the Fund's net asset value" is false and misleading because it is expressed as a fact rather than an opinion and because it is predictive and unsupported. Specifically, merely converting a closed-end fund to an open-end fund does not in and of itself result in a reduction in a fund's net asset value. Rather, there will be a reduction in net asset value per share only if there are substantial redemptions of the fund's shares after the conversion that require the sale of portfolio securities of the funds, which sales have a negative impact on the fund's net asset value per share. This statement therefore is false and misleading in violation of Section 14(a) and Rule 14a-9 promulgated thereunder.

98. In the last sentence of the second full paragraph of Section I of the Preliminary Proxy, Harvard states, without qualification or any clear and full discussion of the risks involved, that "[a] better solution by far [to open-ending] is Harvard's interval-fund proposal -- providing for the measured, periodic redemption of shares at stated intervals, without the negative characteristics of large and random redemptions." In particular, Harvard fails to disclose in this paragraph (or anywhere else in the Preliminary Proxy) the true nature of the interval fund it is proposing: liquidation that necessarily will result in the China Fund's de-listing from the New York Stock Exchange. Harvard's statement also is misleading because Harvard fails to assess adequately the impact on fund expenses of a fund with a continual reduction in assets. In addition, its comparison of its interval fund proposal to the Fund's open-ending proposal is false and misleading because, while it is true that there likely will be significant redemptions if the Fund converts to open-end status, an open-end fund also has the possibility of replenishing assets through the sale of additional shares. Harvard's discussion of its interval fund proposal is thus false and misleading in violation of Section 14(a) and Rule 14a-9 promulgated thereunder.

99. In the fourth and fifth paragraphs of Section I of the Preliminary Proxy, Harvard states that the provision of the China Fund's charter requiring a vote on open-ending by year-end 2003 under certain circumstances was (or should have been) irrelevant to the Board's determination to recommend open-ending. Such statement also is false and misleading. While Harvard may consider such "trigger" irrelevant to its decision-making, it is misleading to state that the trigger should not be a consideration from the Board's perspective. Indeed, the Board considered and gave certain weight to this binding commitment to place the open-ending question before stockholders in the latter part of 2003. In fact, the trigger provision was included in the China Fund's charter and described in its original prospectus, and investors purchasing shares in the original offering of common stock and subsequently in the open market may have relied upon the existence of the trigger. Thus, this statement is false and misleading in violation of Section 14(a) and Rule 14a-9 promulgated thereunder.

100. In the fourth sentence of the fifth paragraph of Section I of the Preliminary Proxy statement, in criticizing Templeton and the Board of Directors of the China Fund for taking the "trigger" into account and not adopting an interval fund or other proposal preferable (in Harvard's view) to opening-ending directed at lowering the Discount, Harvard states that "[t]hat would have been the measured and thoughtful approach to dealing with the discount." This statement misleadingly implies that the Board of Directors was not acting with due care in voting to recommend that stockholders approve the China Fund's open-ending proposal and thereby improperly impugns the integrity of the Board of Directors. It also is false and misleading because it is inconsistent with facts showing that the Board of Directors regularly considered actions that could reduce the Discount, including each alternative Harvard requested that the Board consider over the last several years. It is further misleading because it fails to

acknowledge the actions the Board has taken to address the Discount over the years (as described above) in a measured and thoughtful way. In sum, simply because open-ending is not the exact approach Harvard currently claims to desire does not support Harvard's assertion that the Board did not act in a measured and thoughtful way -- especially given that the fiduciary duties of directors run to all stockholders, not just Harvard. Thus, such statement is in violation of Section 14(a) and Rule 14a-9 because it is false and misleading and because it improperly impugns the character, integrity and diligence of the directors.

101. Harvard's discussion of its interval fund proposal in the fifth paragraph of Section I of the Preliminary Proxy is misleading because it fails adequately to disclose that Harvard likely will derive greater benefits from an interval fund structure than from an open-end structure, but that may not be true for other China Fund stockholders. Specifically, on information and belief, Harvard's primary goal is to liquidate its investment in the China Fund as quickly as possible and at the lowest cost possible. Also on information and belief, Harvard is aware that it is customary for a closed-end fund, upon conversion to open-end status, (i) to impose a redemption fee for a short period of time to force those who redeem to bear the costs associated therewith (as opposed to forcing those stockholders who want to stay in the Fund to bear those costs) and (ii) to effect very large redemptions through the delivery of portfolio securities of equivalent value (to minimize the negative impact on net asset value of a "fire sale" of portfolio securities to raise cash), all in an attempt to minimize the negative impact of the redemptions on remaining Fund stockholders. Harvard's interval fund proposal, in contrast, would not include either of these prophylactic mechanisms, to the great advantage of stockholders -- particularly large stockholders -- who want to "cash out" but to the potentially severe detriment to those stockholders who want to remain invested in the Fund after it converts

to an interval fund status. It is violative of Section 14(a) and Rule 14a-9 for Harvard to contend that conversion to interval fund status is superior to conversion to open-end status without disclosing these crucial factors.

102. The sixth paragraph of Section I of the Preliminary Proxy also is inaccurate and misleading and improperly impugns the Board of Directors' integrity. Specifically, Harvard states that the directors have shown "blatant disregard for shareholder value." As an initial matter, it is not the Board's responsibility to be concerned solely with share price, which is dependent upon many forces. Furthermore, the Board has been provided with Harvard's communications, has reviewed the Discount and actions which might narrow or eliminate it regularly, and has taken a number of steps in efforts to address the Discount and increase shareholder value. These actions include conducting open-market repurchases of the China Fund's common stock, establishing the Measurement Period, conducting a tender offer, and recommending to stockholders approval of the open-ending proposal. This is hardly a record of disregard for shareholder value, and to so state is materially misleading and impugns the Board's character without a basis in fact in violation of Section 14(a) and Rule 14a-9.

103. The paragraph entitled "Templeton's agenda" later in Section I of the Preliminary Proxy also is inaccurate, materially misleading and improperly impugns Templeton's character. By suggesting (falsely) that Templeton expected (and hoped) at the time that the open-ending proposal was approved by the Board of Directors that such proposal would fail, Harvard is essentially accusing the Fund of making false statements in its press release announcing the open-ending proposal. Such accusation by Harvard is contrary to the facts -- that conversion to open-end status was suggested by Harvard on several occasions from August 2000 through November 2002, and the Board and management believed until December 2002 that

Harvard supported open-ending and would vote in favor of the proposal. Thus, this paragraph of Harvard's Preliminary Proxy is false and misleading and improperly impugns the Fund's, the Board's and Templeton's integrity and credibility in violation of Section 14(a) and Rule 14a-9.

104. Section II of Harvard's Preliminary Proxy statement, "II. Termination of Investment Management Agreement with Templeton," is misleading because it implies throughout that Harvard has never been in favor of conversion of the China Fund to an open-end fund and that the open-ending proposal was not a reasonable mechanism to address the Discount for this particular fund, notwithstanding the record discussed above of Harvard's advocacy of such a course. Further, as part of this effort to mislead the Fund's other stockholders, Harvard states that conversion to an interval fund was "[a]mong the measures" it suggested, but it never notes that several of its communications to the China Fund specifically included conversion to an open-end fund as an alternative it favored, and that it tried to pressure the China Fund's Board of Directors to approve an open-ending proposal in October and November of 2002. Thus, Section II of the Preliminary Proxy is false and misleading in violation of Section 14(a) and Rule 14a-9.

105. In the second paragraph of Section II of the Preliminary Proxy, Harvard states that Templeton "is an impediment to shareholders' realizing the value of their investment" because it has allowed huge discounts to persist for years. This statement is misleading in violation of Section 14(a) and Rule 14a-9 because it fails to acknowledge that the Discount is the result of market forces, many, if not most, of which are beyond the control of Templeton, the China Fund, or its Board of Directors and ignores the performance of the Fund relative to its peer group.

106. In the third paragraph of Section II of the Preliminary Proxy, Harvard states that Templeton "has too many conflicts of interest to be trusted to do the right thing for the fund." This assertion is false on its face; it also is untenable because Harvard fails to point out that Templeton's role is, and its potential and actual conflicts are, no different than that of any investment manager with respect to a closed-end fund or of any replacement manager for the China Fund. As such, this statement is misleading in violation of Section 14(a) and Rule 14a-9.

107. In the ninth paragraph of Section II of the Preliminary Proxy, Harvard references the provisions of the investment management agreement between the China Fund and Templeton pursuant to which Templeton's compensation is based on the Fund's net asset value per share. Harvard argues this creates a conflict of interest for Templeton. This assertion is misleading: the China Fund's investment objective, which Templeton is required to pursue, is long-term capital appreciation. The success or failure in the pursuit of this objective is best measured by the Fund's net asset value, and therefore, net asset value is an appropriate measure of Templeton's compensation. Harvard's argument therefore is materially misleading in violation of Section 14(a) and Rule 14a-9.

108. Section "III. Conversion to Interval-Fund Status" of Harvard's Preliminary Proxy is misleading because in explaining the interval fund proposal, Harvard fails to describe the implications of such a conversion and to state that the interval fund structure that it is proposing is essentially and necessarily a slow liquidation of the Fund. Specifically, Harvard focuses on the potentially (but not necessarily) slower redemption rate of an interval fund as compared to an open-end fund, but fails to mention that the type of interval fund that it is proposing does not contemplate the addition of assets through the new sales of fund shares (unlike an open-end fund). Thus, the interval fund structure proposed by Harvard eventually will

result in the Fund being de-listed from the New York Stock Exchange when its net assets fall below the minimum listing amount. Harvard fails to disclose the consequences of delisting (such as on liquidity), particularly to small shareholders. For this reason, this section is false and misleading in violation of Section 14(a) and Rule 14a-9.

109. In the first paragraph of Section III of the Preliminary Proxy, Harvard describes its interval fund proposal as a "better solution than open-ending the Fund," but fails to state that it is only a better solution with respect to the terms of redemptions (particularly for a large shareholder concerned about being redeemed with portfolio securities as opposed to cash if the fund is open-ended), but not with respect to the long-term future or maximization of value of the Fund. Further, Harvard never discloses whether, if its interval fund proposal comes to fruition, it plans to tender its shares at the designated intervals or otherwise dispose of its shares. This could have an enormous impact on the Fund given Harvard's 30% stake and therefore is clearly a material omission. If Harvard plans to tender, it is highly likely that Harvard's interval fund proposal will not be attractive to smaller stockholders that purchased for the long-term (in accord with the stated purpose of the Fund) and who would face being left with a fund that is de-listed (and therefore illiquid), has higher expenses as a result of a diminishing asset base, is unable to grow through the sale of fund shares and, ultimately, must be liquidated. Harvard's failure to disclose its plans with respect to tender by the Fund if it is converted to an interval fund therefore renders Harvard's discussion of its proposal false and misleading in violation of Section 14(a) and Rule 14a-9.

110. In the fourth paragraph of Section III of the Preliminary Proxy, Harvard enumerates some of the potential risks associated with adopting its interval fund proposal, but the risks it cites are incomplete and misleading. For example, Harvard states that Fund expenses

might increase. With the shrinking asset base that almost certainly will result if the fund is converted to an interval fund given the mandatory tenders every quarter, expenses per share undoubtedly will increase with no possibility of decreasing since the asset base cannot grow. The continually diminishing size of the Fund also will be an impediment to portfolio management in that it will be more difficult for the investment manager to invest in a diverse group of securities and to make meaningful commitments of fund assets to certain securities. This paragraph of the Preliminary Proxy thus is materially misleading, in violation of Section 14(a) and Rule 14a-9.

H. Harvard Continues With Plan C And Files A False And Misleading Definitive Proxy

111. On January 16, 2003, Harvard College filed its definitive proxy statement and form of proxy (the "Final Proxy") with the SEC on a Schedule 14A. Harvard also mailed the Final Proxy to all record owners of China Fund common stock on or about January 16, 2003, including to stockholders in this District, and began using the Final Proxy to solicit beneficial owners of China Fund common stock in or about the same date.

112. Almost all of the materially misleading misstatements and omissions found in the Preliminary Proxy (including the cover letter) as alleged above are repeated in the Final Proxy.

113. In at least one case, Harvard took a misleading statement from the Preliminary Proxy and added further emphasis to it. Specifically, in the first Paragraph of Section I of the Final Proxy, Harvard states (in emphasized lettering) that "[t]he open-ending proposal . . . will result in an immediate and substantial reduction in the Fund's net asset value per share" (underscoring added). This statement is misleading in violation of Section 14(a) and Rule 14a-9 because it expresses as absolute fact something that is really a prediction as to what

will happen. While a reduction in aggregate net assets, upon conversion to an open-end fund, may well be a likelihood, it ignores the ability of an open-fund to sell new shares and thus replace any capital paid out in redemptions. And, by presenting the potential reduction in net asset value per share as an absolute, Harvard avoids providing other China Fund stockholders with the assumptions made by Harvard in reaching this speculative conclusion, disclosure of which assumptions would be necessary to make Harvard's prediction not misleading. This statement is further misleading in violation of Section 14(a) and Rule 14a-9 because, by omitting reference to an open-end fund's ability to sell new shares, it hides a crucial difference between an open-end fund and the interval-fund Harvard is advocating.

114. The biggest change between the Preliminary Proxy and the Final Proxy is the inclusion of three wholly new internally inconsistent and materially misleading paragraphs in the Final Proxy that were not contained in the Preliminary Proxy:

> Harvard has long believed that adopting interval-fund status for the [China] Fund (and its sister fund, the Templeton Dragon Fund, Inc.) would be among the most effective ways to reduce or eliminate the chronic discount to net asset value. In fact, Harvard wrote to the Fund in February 2001 (one of a number of communications Harvard has initiated with Templeton and the [China] Fund proposing ways to reduce or eliminate the discount) suggesting that the [China] Fund convert to interval-fund status; the [China] Fund never responded.
>
> Finally, once Harvard filed with the [China] Fund its proposal to terminate Templeton's investment management agreement, the [China] Fund inquired whether Harvard would support an open-ending proposal. Harvard did not necessarily believe open-ending would be the best alternative for the [China] Fund, but was certainly willing to discuss the [China] Fund's open-ending proposal -- particularly since it showed such an apparently dramatic change in attitude on the part of Templeton and the Board of Directors. In the course of its discussions with Templeton, Harvard proposed to Templeton and the Board that they similarly propose open-ending the Templeton Dragon Fund, the 'mirror' fund to the China Fund. They steadfastly refused to consider that proposal, leaving Harvard baffled as to why Templeton and the

> Board did not consider open-ending to be in the best interest of the Dragon Fund but considered it to be in the best interest of the China Fund.
>
> Harvard was in discussions with the Fund about the open-ending proposal when the Board suddenly announced its current open-ending proposal for the China Fund alone. In a later meeting with representatives of Harvard Management Company on November 21, 2002, Martin L. Flanagan, President of Franklin Templeton Companies, informed Harvard that Templeton expected that the negative impact to the [China] Fund's net asset value per share due to the open-ending would be at least 10%. This convinced Harvard that the open-ending proposal was a bad idea and that the interval-fund approach was preferable. Harvard again suggested interval-fund status to Mr. Flanagan at the meeting.

115. As an initial matter, it is materially false to say that the China Fund did not respond to Harvard Management's February 23, 2001 letter. To the contrary, an acknowledgement of the letter was sent by Dr. Mobius to Mr. Alperin on March 12, 2001. The claim that the China Fund never responded is further misleading in the face of Harvard's admission that it had many communications with representatives of the China Fund about its concerns as a shareholder. Thus, contrary to the implication in this portion of the Final Proxy, Harvard never has been ignored by the China Fund, its board of directors, or Templeton and Harvard's views always have been taken into consideration. Thus, Harvard's assertion in the Final Proxy that the China Fund never responded to Harvard's February 2001 letter is false and misleading in violation of Section 14(a) and Rule 14a-9 promulgated thereunder.

116. It also is materially false and misleading for Harvard to state in the Final Proxy that it advocated that the China Fund convert to interval fund status in February 2001 in the manner in which it does. Harvard's February 23, 2001 letter, which was from Mr. Alperin of Harvard Management to Dr. Mobius and the Boards of Directors of both the China Fund and Dragon Fund, did not so advocate conversion to interval fund status as Harvard's sole plan or proposal. Rather, all the letter did was list "[c]onvert the Fund to interval status . . ." as one of

three alternatives which were "[a]mong the measures the Board should consider." Harvard's letter followed this list of alternatives with the statement "[t]he Board should consider some of the above suggestions . . ." (Emphasis supplied.) Thus, Harvard's claim in the Final Proxy that it wrote a February 2001 letter "suggesting that the [China] Fund convert to interval-fund status" is a material overstatement and misleading as to what Harvard actually communicated in the letter in question and as such it is false and misleading in violation of Section 14(a) and Rule 14a-9.

117. That same assertion in the Final Proxy that Harvard was advocating the interval-fund alternative -- implicitly as superior to open-ending -- in February 2001 is materially misleading given Harvard's claim two paragraphs later in the Final Proxy (the third of the above-quoted paragraphs) that it was not until some 21 months later, at a November 21, 2002 meeting, that Harvard supposedly became convinced that "open ending . . . was a bad idea." Thus Harvard's suggestion in the Final Proxy that it advocated an interval-fund as a superior alternative to open-ending in February 2001 is false and misleading in violation of Section 14(a) and Rule 14a-9 for this reason as well.

118. It is further false and misleading for Harvard to assert in the middle paragraph of the three paragraphs quoted above from the Final Proxy that in the referenced discussions in the fall of 2002 concerning open-ending the China Fund, "Harvard did not necessarily believe open-ending would be the best alternative for the [China] Fund"; indeed, Harvard never communicated that view to the China Fund, and Harvard does not claim otherwise. To the contrary, Harvard admits later in the same paragraph that "[i]n the course of its discussions with Templeton [over open-ending the China Fund], Harvard proposed to Templeton and the Board that they similarly propose open-ending the Templeton Dragon

Fund. . ." In fact, Harvard led Templeton and the Board of Directors of the China Fund to believe that Harvard was a zealous advocate of open-ending. Thus, the Final Proxy is false and misleading in violation of Section 14(a) and Rule 14a-9 in this manner as well.

119. Harvard's assertion in the third paragraph quoted above that Harvard was told during a November 21, 2002 meeting by a representative of Templeton "that Templeton expected that the negative impact to the [China] Fund's net asset value per share due to the open-ending would be at least 10%," is false in violation of Section 14(a) and Rule 14a-9. In fact, all that was given to Harvard at the meeting was a hypothetical and preliminary calculation that, based on public information, if 50% of the China Fund's assets were sold in short order on a pro rata basis -- which would not be reflective of reality -- the impact could be expected to be a 10% negative effect on net asset value. For Harvard therefore to further claim in the Final Proxy that "Templeton expected that the negative impact to the [China] Fund's net asset value per share due to open-ending would be at least 10%" is false and misleading in violation of Section 14(a) and Rule 14a-9.

120. That same assertion about the negative impact on net asset value resulting from open-ending in the Final Proxy also is false and misleading because Harvard offers no parallel calculation of the negative impact on net asset value per share which will result if Harvard's interval-fund proposal is adopted. Thus, this statement is false and misleading in violation of Section 14(a) and Rule 14a-9 for this reason as well.

121. The final two sentences of the third of the three above-quoted paragraphs are also false and misleading. Contrary to the assertion therein, Harvard did not become "convinced" at that meeting "that the open-ending proposal was a bad idea and that the interval-fund approach was preferable" or that "Harvard again suggested interval-fund status to

[Templeton] at that meeting." Rather, Harvard Management continued to advocate open-ending as the preferable approach for both the China Fund and the Dragon Fund throughout the meeting; at the end of the meeting, however, Harvard Management and Templeton each agreed to consider an interval fund as a possible alternative for the Dragon Fund. Thus, it is false and misleading in violation of Section 14(a) and Rule 14a-9 for Harvard to assert in the Final Proxy that it changed its mind on open-ending during the course of the November 21, 2002 meeting.

122. Harvard's assertion that the China Fund and the Dragon Fund are "mirror[s]" of each other and effectively "sister" funds in the first and second paragraphs quoted above and the assertion in the ninth paragraph of Section II of the Final Proxy that Templeton described the Dragon Fund as the China Fund's "mirror," are false and misleading as a result of Harvard's failure to articulate the significant differences between the two Funds. First, the China Fund is much smaller than the Dragon Fund. Second, the China Fund has a requirement in its corporate charter that open-ending be put to a shareholder vote by year-end 2003 if certain Discount and stock price thresholds conditions are not met; the Dragon Fund has no such requirement. Third, the Funds have different policies as to the percentage of net asset value that must be invested in China companies. Under normal market conditions, the China Fund invests at least 80% of its net assets in equity securities of China companies, whereas the Dragon Fund, under normal market conditions, invests at least 45% of its total assets in equity securities of China companies and will invest at least 65% of its total assets in China companies, Japan companies, and Asia-Pacific companies combined. In sum, it is materially misleading in violation of Rule 14(a) and Rule 14a-9 for Harvard not to disclose in the Final Proxy the material differences between the Funds.

123. In the third paragraph under the heading "Solicitation of Proxies" in the Final Proxy, Harvard states that "[a]ll expenses associated with any solicitation of proxies by Harvard in connection with the Meeting will be borne directly by Harvard. [Harvard] currently do[es] not intend to seek reimbursement of the costs of this solicitation from the [China] Fund but may decide to do so in the future in the event that our proposal to terminate the Fund's investment management agreement is approved." This statement is misleading because it suggests to China Fund stockholders that Harvard will not seek reimbursement -- while reserving the right to do so. China Fund stockholders are entitled to know one way or the other, and Harvard thus should be held to the suggestion therein that it will not seek reimbursement.

I. The China Fund's Response To Harvard's Sudden Rejection Of The Open-Ending Alternative In December 2002

124. As demonstrated above, by November 2002, when the Board of Directors of the China Fund voted to recommend open-ending to the Fund's stockholders, Harvard had led Templeton and the China Fund's Board of Directors to believe that Harvard was a firm supporter of open-ending.

125. The first time anyone associated with the China Fund had any reason to believe Harvard would make a precatory interval-fund proposal as an alternative to open-ending was on December 12, 2002, when Harvard submitted just such a proposal, but such proposal expressly stated it would not apply if the open-ending proposal was approved by the China Fund's stockholders.

126. The first time anyone associated with the China Fund learned that Harvard intended to solicit against the open-ending proposal was on December 26, 2002, when Harvard filed the Preliminary Proxy with the SEC.

J. **Harvard's False And Misleading Section 13(d) And <u>Proxy Materials Have Been Republished In The Press</u>**

127. Harvard's Schedule 13D filings and Preliminary Proxy have been cited widely in the news media. For example, on December 23, 2002, a "Pensions & Investments" article reported that "Harvard shot back with a Dec. 13 SEC filing saying it does not seek an open-end structure for the Dragon Fund. Rather it would like to see it merged with the Templeton China Fund, in which Harvard also invests, and an 'interval-fund' structure put in place, whereby Dragon Fund shares would be sold back through quarterly redemptions." The article goes on to quote Mr. Alperin as saying "[o]pen-ending is not the optimal solution. Harvard has consistently sought a better alternative to open-ending: merging the two funds and implementing an interval fund program."

128. A January 5, 2003 article in the New York Times entitled "Playing Hardball in Harvard Yard" quoted Harvard's false and misleading statement from the Preliminary Proxy that "Templeton hopes the open-ending proposal will fail but will fool stockholders into thinking Templeton is trying to do the right thing."

129. On January 6, 2003, the Wall Street Journal, in a report on closed-end mutual funds, stated that "[o]ne of the biggest battles brewing involves two closed-end funds managed by Templeton Asset Management Ltd., a unit of Franklin Resources Inc." The article goes on to inform and describe Harvard's SEC filings with respect to the Funds, further poisoning the market in anticipation of the China Fund annual meeting.

<u>Need For Declaratory Relief</u>

130. As demonstrated above, genuine, present and justiciable controversies exist between the parties concerning defendants' conduct, including their alleged violations of the federal securities laws. Plaintiffs are entitled to declarations that defendants have violated

the federal securities laws, including by filing Schedules 13G when obligated to file Schedules 13D and by making false and misleading statements in their filings on Schedule 13D and in the Preliminary Proxy and in the Final Proxy.

Irreparable Harm

131. In the absence of the preliminary and permanent relief requested herein, the China Fund, the Dragon Fund, Templeton and stockholders of the Funds other than Harvard College face the real threat of irreparable harm. More specifically, unless Harvard is required to file a true and complete amended proxy statement for the China Fund, true and complete amended Schedules 13D for each of the China Fund and the Dragon Fund, and enjoined from voting or exercising any other rights that pertain to Harvard's illegally acquired shares of China Fund and Dragon Fund stock, Harvard will use its illegally acquired shares and false and misleading disclosures to try to change the Funds' policies, management, and investment practices to benefit Harvard at the expense of the Funds' other stockholders. Similarly, unless Harvard is required to disgorge any illegal short-swing profits and required to divest, and disgorge any profits relating to, all of its illegally acquired shares of common stock of the China Fund and the Dragon Fund, it will be rewarded for its unlawful activities. The resulting injuries cannot be adequately compensated for with money damages and there is no adequate remedy at law.

FIRST CAUSE OF ACTION
(Brought By The Funds Against Defendant Harvard College For Violations Of Section 13(d) Of The Exchange Act And Rules 13d-1(e)(2)(i) And (ii) Promulgated Thereunder)

132. Plaintiffs the China Fund and the Dragon Fund repeat and re-allege the allegations contained in paragraphs 1 through 131 above as if fully set forth herein.

133. Long before it filed its initial Schedules 13D with respect to each of the China Fund and the Dragon Fund on May 14, 2002, as set forth above, Harvard formed the intent to seek to change and influence the control, management and policies of the China Fund and the Dragon Fund.

134. Harvard's conduct over the past several years with respect to its other investments in close-ended funds shows this same pattern of conduct. Harvard in several cases has acquired shares in closed-end investment companies and not filed a Schedule 13D, but thereafter threatened to propose a termination of the investment companies' investment management contract unless the investment company pursued a major change in structure designed to benefit Harvard's short-term interests.

135. Whether at the time Harvard first owned more than five percent of the outstanding common stock of either the China Fund or the Dragon Fund but prior to its initial Schedule 13G filing with respect to such Fund, or at any time after that initial Schedule 13G filing, as soon as Harvard formed an intent to change or influence the control of the China Fund and/or the Dragon Fund, including any change to the management or policies of either such Fund, Harvard was required by Rule 13d-1(e)(1) to file a Schedule 13D within 10 days of acquiring such intention and make the full disclosure required in a Schedule 13D. In addition, Harvard was precluded from acquiring additional common stock of the Funds or voting the stock it owned until ten days after filing the Schedule 13D. Rule 13d-1(e)(1) states in relevant part:

> a person that has reported that it is the beneficial owner of more than five percent of a class of equity securities in a statement on Schedule 13G pursuant to paragraph (b) or (c) of this section, or is required to report the acquisition but has not yet filed the schedule [13G], shall immediately become subject to Rule 13d-1(a) and Rule 13d-2(a) [requiring the filing of a Schedule 13D and amendments thereto] and shall file a statement on Schedule 13D

> within 10 days if, and shall remain subject to those requirements for so long as, the person:
>
> (i) Has acquired or holds the securities with a purpose or effect of changing or influencing control of the issuer . . . ; and
>
> (ii) Is at that time the beneficial owner of more than five percent of a class of equity securities described in Rule 13d-1(i).

In addition, Rule 13d-1(e)(2) states in relevant part:

> From the time the person has acquired or holds the securities with a purpose or effect of changing or influencing control of the issuer, . . . until the expiration of the tenth day from the date of the filing of the Schedule 13D pursuant to this Section, that person shall not:
>
> (i) Vote or direct the voting of the securities described therein; or
>
> (ii) Acquire an additional beneficial ownership interest in any equity securities of the issuer of the securities, nor of any person controlling the issuer.

136. As of some date, not presently known to plaintiffs but in any event prior to August 16, 2002, Harvard owned more than 5% of the outstanding common stock of each of the China Fund and the Dragon Fund and held such securities "with a purpose or effect of changing or influencing control" of the Funds as demonstrated by the numerous communications advocating mergers, reorganizations, tender offers and other fundamental changes to the Funds as alleged above. Harvard was obligated to file a Schedule 13D with respect to each of the Funds within ten days of the date Harvard first held its shares in the China Fund and the Dragon Fund with such a purpose or effect, but it failed to do so in violation of Section 13(d) and Rule 13d-1(e)(1) promulgated thereunder.

137. From the date Harvard held its shares of the common stock of the China Fund and the Dragon Fund "with a purpose or effect of changing or influencing control" until ten days after it filed its initial Schedules 13D on May 14, 2002, Harvard was prohibited from acquiring additional shares of the Funds or voting its shares of the Funds by Rule 13d-1(e)(2).

138. Harvard violated Rule 13d-1(e)(2) by acquiring additional shares of the common stock of the China Fund and the Dragon Fund and by voting the stock it owned before ten days had passed after the filing of a Schedule 13D.

139. All shares of common stock of the China Fund and the Dragon Fund acquired by Harvard in violation of Rule 13d-1(e)(2) were unlawfully acquired and are unlawfully held (collectively, the "Illegal Shares"). Plaintiffs are entitled to a declaration to such effect.

140. Given the express terms of Rule 13d-1(e)(2) and the irreparable harm the Funds, their stockholders and Templeton face if Harvard is permitted to vote the Illegal Shares at future meetings of the stockholders of the China Fund and the Dragon Fund, the Illegal Shares should be sterilized, and Harvard should be required to sell such shares and disgorge any profits resulting from such sales.

141. Plaintiffs have no adequate remedy at law.

SECOND CAUSE OF ACTION

(Brought By The Funds Against Defendant Harvard College For Violations Of Section 13(d) Of The Exchange Act And Rule 13d-1 Promulgated Thereunder)

142. Plaintiffs the China Fund and the Dragon Fund repeat and reallege the allegations contained in paragraphs 1 through 131 above as if fully set forth herein.

143. Item 4 of Schedule 13D requires disclosure as follows:

> Item 4. Purposes of Transaction.
>
> State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting person may have which relate to or would result in:
>
> * * * *

> (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
>
> (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
>
> (d) Any change in the present board of directors or management of the issuer . . .;
>
> (e) Any material change in the present capitalization or dividend policy of the issuer;
>
> (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
>
> * * * *
>
> (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
>
> * * * *
>
> (j) Any action similar to any of those numerated above.

144. In neither its original Schedules 13D with respect to the China Fund and the Dragon Fund, nor in any of its amendments thereto, including in its most recent Schedule 13D amendments, has Harvard complied with Section 13D by making truthful and complete disclosure as required by Item 4 of the Schedule 13D.

145. Harvard has not disclosed in its Schedules 13D its plans or proposals relating to, among other things, extraordinary corporate transactions, such as mergers, reorganizations, and liquidations, the sale of a material amount of assets of the Funds, as will be required if Harvard's interval-fund proposal is adopted, a material change in the present capitalization of the Funds, such as conversion to an interval-fund likely would result in the

delisting of the stock of the Funds from the New York Stock Exchange if Harvard's interval-fund proposal is adopted.

146. In addition, Harvard has failed to disclose in either its original Schedules 13D or in any of its amendments thereto that while it now disparages open-ending, it previously advocated open-ending as an appropriate alternative for the China Fund and the Dragon Fund.

147. Further, Harvard's proposals to the Boards and managements of the Funds that they pursue open-ending triggered a specific disclosure item under Item 4(f) of Schedule 13D. Specifically, Item 4(f) requires the disclosure of "[a]ny other material change in the issuer's business or corporate structure, including but not limited to, <u>if the issuer is a registered closed-end investment company [such as the Funds], any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940</u>." (Emphasis added.) Harvard's proposals that the Funds convert from closed-end to open-end status clearly would require a shareholder vote under Section 13 of the Investment Company Act and, therefore, were required to be disclosed under Item 4(f). Indeed, this is precisely the sort of proposal that is contemplated by, and required to be disclosed under, Item 4(f).

148. Finally, Harvard has not disclosed in the amendment to its Schedules 13D for the China Fund and the Dragon Fund that it offered to withdraw its proposal to terminate the management investment contract between the China Fund and Templeton if the boards of directors of both the China Fund and the Dragon Fund recommended open-ending.

149. As a result of the foregoing, Harvard is in violation of Section 13(d) and Rule 13d-1 for filing false and misleading Schedules 13D.

150. Plaintiffs the China Fund and the Dragon Fund are entitled to a declaratory judgment that Harvard has violated and continues to violate Section 13(d) and Rule 13d-1.

151. Absent immediate intervention by this Court, Harvard's ongoing violations of Section 13(d) and the rules promulgated by the SEC thereunder will continue to cause irreparable injury to plaintiffs and all of the stockholders of the China Fund and Dragon Fund because Harvard has not made the disclosures that the SEC has determined are essential to permit investors to make fully informed decisions as to whether to purchase, sell, or hold their stock. Plaintiffs, China Fund and Dragon Fund thus are entitled to a preliminary injunction enjoining Harvard from purchasing stock of the Funds until 10 days after Harvard has filed accurate and complete Schedules 13D.

152. Plaintiffs have no adequate remedy at law.

THIRD CAUSE OF ACTION
(Brought By The China Fund And Templeton Against All Defendants For Violations Of Sections 14(a) Of The Exchange Act And Rule 14a-9 Promulgated Thereunder)

153. Plaintiffs the China Fund and Templeton repeat and reallege the allegations contained in paragraphs 1 through 131 above as if fully set forth herein.

154. Section 14(a) of the Exchange Act provides as follows:

> It shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the [SEC] may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to Section 12 of this title.

155. Rule 14a-9 promulgated by the SEC pursuant to Section 14(a) provides in relevant part that:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

156. As alleged in detail above, the Preliminary Proxy contained numerous statements which at the time and in light of the circumstances under which they were made were false and/or misleading with respect to material facts, and omitted to state material facts necessary in order to make the statements therein not false and/or misleading.

157. The Preliminary Proxy was publicly filed by Harvard with the SEC through the use of the mails and by other instrumentalities of interstate commerce and was available to all China Fund stockholders and Harvard directed one or more media inquiries to the Preliminary Proxy. Such action constituted the solicitation of proxies by use of the mails or by means or instrumentalities of interstate commerce.

158. As alleged in detail above, the Final Proxy contains numerous statements which, at the time and in light of the circumstances under which they were made, are false and/or misleading with respect to material facts, omits to state material facts necessary in order to make the statements therein not false and/or misleading, and omits to state material facts necessary to correct statements made in the Preliminary Proxy and in other earlier communications with respect to the solicitation of proxies for the forthcoming 2003 annual meeting of stockholders of the China Fund which were, or have become, false and/or misleading.

159. On or about January 16, 2002, defendants mailed the Final Proxy and ancillary documents, including a proxy card (the "Solicitation Materials"), to all record holders

of China World common stock as of January 3, 2003 and asked such record holders, if they were not the beneficial holders, to forward Harvard's Solicitation Materials, including the Final Proxy, to the beneficial owners. In addition, Harvard is using the Final Proxy for other solicitation activities utilizing the mails and/or other means and instrumentalities of interstate commerce. Such actions constitute the solicitation of proxies by use of the mails or by means or instrumentalities of interstate commerce or of any facility of a national securities exchange or otherwise in contravention of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

160. Plaintiffs the China Fund and Templeton thus are entitled to a declaration that defendants thereby violated Section 14(a) and Rule 14a-9.

161. Unless (i) defendants are enjoined from continuing to solicit proxies until a reasonable period of time after Harvard has filed a true and complete proxy statement correcting all prior false and misleading statements and material omissions and (ii) all proxies obtained by defendants prior to such date are ordered void and of no effect, the China Fund, Templeton and the China Fund's other stockholders will suffer irreparable harm.

162. The China Fund and Templeton have no adequate remedy at law.

FOURTH CAUSE OF ACTION

(Brought By The Funds Against Defendant Harvard College For Violations Of Section 16(b) Of The Exchange Act)

163. Plaintiffs the China Fund and the Dragon Fund repeat and reallege the allegations contained in paragraphs 1 through 131 above as if fully set forth herein.

164. Section 16(b) of the Exchange Act provides as follows:

> For the purpose of preventing the unfair use of information which may have been obtained by such beneficial owner [of more than 10 % of any class of equity security], director, or officer by reason of his relationship to the issuer, any profit realized by him from any purchase and sale, or any

sale and purchase, of any equity security of such issuer (other than an exempted security) . . . within any period of less than six months, unless such security . . . was acquired in good faith in connection with a debt previously contracted, shall inure to and be recoverable by the issuer, irrespective of any intention on the part of such beneficial owner, director, or officer in entering into such transaction of holding the security . . . purchased or of not repurchasing the security . . . sold for a period exceeding six months.

165. Harvard engaged in and profited from short-swing trading in the common stock of the China Fund and the Dragon Fund in violation of Section 16(b) during a period when Harvard maintained a greater than 10% ownership in the Funds and was required to be a Schedule 13D filer.

166. Plaintiffs the China Fund and the Dragon Fund thus are entitled to a declaration that Harvard College violated Section 16(b).

167. Harvard must disgorge to the Funds any profits obtained through its illegal short-swing trading activity plus interest.

WHEREFORE, plaintiffs respectfully request that the Court enter judgment as follows:

(a) declaring that Harvard College has violated Section 13(d) of the Exchange Act and Rule 13d-1 promulgated thereunder, that all defendants have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and that Harvard College has violated Section 16(b) of the Exchange Act.

(b) (i) temporarily, preliminarily, and permanently enjoining defendants and their agents and employees and all other persons under their supervision or control or otherwise acting in concert with defendants from soliciting proxies with respect to any annual or special meetings of stockholders of the China Fund until a reasonable period of time after Harvard has disseminated proxy materials that the Court has found to be true and complete in all material respects and which correct all prior misstatements and omissions and (ii) declaring that any proxy cards solicited by defendants executed prior to ten days following such corrective disclosure are invalid and void;

(c) temporarily, preliminarily, and permanently enjoining defendants from acquiring additional shares of common stock of the China Fund and/or the Dragon Fund until a reasonable period of time after Harvard has filed Schedules 13D and disseminated proxy materials that the court has found to be true and complete in all material respects and which correct all prior material misstatements and omissions;

(d) ordering Harvard College to divest all shares of common stock of the China Fund and the Dragon Fund that it acquired during the period between when it first was obligated to file Schedules 13D with respect to each such Fund and ten days after it first files accurate and complete Schedules 13D with respect to each such Fund;

(e) ordering Harvard College to disgorge any profits that it may obtain from the sale or other disposition of any shares of common stock of the China Fund and the Dragon Fund it acquired during the period between when it first was obligated to file Schedules 13D with respect to each such Fund and ten days after it first files accurate and complete Schedules 13D with respect to each such Fund;

(f) enjoining defendants from voting or in any way exercising any rights relating to any shares of common stock of the China Fund and the Dragon Fund that Harvard College acquired during the period between when Harvard College first was obligated to file Schedules 13D with respect to each such Fund and ten days after it first files accurate and complete Schedules 13D with respect to each such Fund;

(g) ordering Harvard College to disgorge any profits that it may obtain from the sale or other disposition of any shares of common stock of the China Fund and the Dragon Fund it acquired during the period between when it first was obligated to file Schedules 13D with respect to each such Fund and ten days after it first files accurate and complete Schedules 13D with respect to each such Fund;

(h) ordering Harvard College to immediately file an amendment to its Schedules 13D relating to each of the China Fund and the Dragon Fund containing true and complete disclosures and correcting all prior misstatements and omissions;

(i) declaring that Harvard is not entitled to the reimbursement by the China Fund of expenses Harvard incurs in connection with the proxy contest;

(j) ordering Harvard to disgorge any profits from short-swing trading in violation of Section 16(b) to the Funds with interest; and

(k) awarding attorneys fees, pre-judgment interest, post-judgment interest and such other and further relief as this Court deems just and proper.

Dated: Baltimore, Maryland
January 29, 2003



Benjamin Rosenberg,
Bar No. 00263
Douglas J. Furlong,
Bar No. 04588
Craig L. McCullough,
Bar No. 015005
ROSENBERG PROUTT FUNK
& GREENBERG, LLP
25 South Charles Street, Suite 2115
Baltimore, Maryland 21201-3305
410-727-6600
410-727-1115 (fax)

- and -

Joseph S. Allerhand
Richard L. Levine
Haron W. Murage
Jonathan Margolis
WEIL, GOTSHAL & MANGES LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(212) 833-3928 (fax)

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
(Northern Division)

TEMPLETON CHINA WORLD FUND, INC., TEMPLETON DRAGON FUND, INC., and TEMPLETON ASSET MANAGEMENT LTD.,	)	
Plaintiffs,	)	
	)	CIVIL ACTION NO.:
v.	)	
PRESIDENT AND FELLOWS OF HARVARD COLLEGE, HARVARD MANAGEMENT COMPANY, INC., and STEVEN ALPERIN,	)	
Defendants.	)	

VERIFICATION OF COMPLAINT

I, Gregory E. Johnson, am director of Templeton Asset Management, Ltd. I have read the foregoing Verified Complaint and know of its contents. I make this verification on behalf of Plaintiffs, upon my knowledge and upon information and belief. I hereby attest that the foregoing is true and correct to the best of my knowledge, information, and belief.

Gregory E. Johnson

Sworn to before me this
28TH day of January, 2003.

Notary Public

SHIRLEY KAY JOHNSTON
Commission # 1267771
Notary Public - California
San Mateo County
My Comm. Expires Jun 18, 2004

NY1:\1161845\01_WHH01!.DOC\46360.0048

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
(Northern Division)

TEMPLETON CHINA WORLD FUND, INC., et al.	)	
Plaintiffs,	)	CIVIL ACTION NO.:
v.	)	
PRESIDENT AND FELLOWS OF HARVARD COLLEGE, et al.	)	
Defendants.	)	

L.R. 103.3 DISCLOSURE OF CORPORATE AFFILIATIONS

MR. CLERK:

Pursuant to Loc. R. Civ. P. 103.3, I certify, as counsel for Plaintiffs on the case noted above, that neither Templeton China World Fund, Inc. ("TCH") nor Templeton Dragon Fund, Inc. ("TDF") are affiliated with or parent to any corporation.

Templeton Asset Management Ltd. ("TAML") acts as investment manager to both TCH and TDF. TAML is a wholly owned subsidiary of Templeton International, Inc. ("TII"), which is a wholly owned subsidiary of Templeton Worldwide, Inc. ("TWI"), which is a wholly owned subsidiary of Franklin Resources, Inc ("FRI"). Accordingly, TII, TWI, and FRI may have a financial interest in the outcome of this litigation.



Benjamin Rosenberg
Bar No. 00263

168287

Douglas J. Furlong
Bar No. 04588
Craig L. McCullough
Bar No. 015005
ROSENBERG PROUTT FUNK &
GREENBERG, LLP
25 South Charles Street, Suite 2115
Baltimore, Maryland 21201
(410) 727-6600
(410) 727-1115 (facsimile)

Irwin H. Warren
Richard L. Levine
Haron W. Murage
Jonathan Margolis
WEIL, GOTSHAL & MANGES LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(212) 833-3928 (facsimile)

Attorneys for Plaintiffs